ExpressJet Holdings, Inc.
$137,200,000
4.25% Convertible Notes due 2023
Guaranteed by ExpressJet Airlines, Inc.
and
Common Stock Issuable Upon Conversion Thereof

This prospectus relates to the offering for resale of ExpressJet's 4.25% Convertible Notes due 2023 and its shares of common stock issuable upon conversion of the notes. The notes were offered and issued on August 5, 2003 and September 3, 2003 to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act of 1933 in transactions exempt from, or not subject to, the registration requirements of the Securities Act, through Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and UBS Securities LLC, as initial purchasers. This prospectus will be used by selling securityholders to resell their notes and shares of our common stock issuable upon conversion of their notes. We will not receive any proceeds from sales by the selling securityholders.

We will pay interest at the rate of 4.25% per year on the principal amount from August 5, 2003, or from the most recent date to which interest has been paid or provided for, semiannually in arrears on February 1 and August 1 of each year, beginning February 1, 2004. The notes will mature on August 1, 2023.

Holders may convert all or a portion of their notes into shares of our common stock under the following circumstances: (1) at any time during or after any fiscal quarter commencing after September 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the fiscal quarter prior to such quarter is greater than 120% of the conversion price per share of common stock on such last day; (2) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of the five trading day period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of specified corporate transactions described in this prospectus.

The conversion rate will be 54.9451 shares of our common stock per $1,000 principal amount of the notes, subject to adjustment. Upon conversion, we may at our option choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock as described herein.

Beginning August 4, 2008, we may redeem all or a portion of the notes for cash for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any.

Holders may require us to repurchase all or a portion of their notes on August 1, 2008, August 1, 2013 and August 1, 2018 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any. We may at our option choose to pay the repurchase price for any such notes in cash or in shares of common stock (valued as described herein) or any combination thereof.

The notes represent our unsubordinated, unsecured obligations. ExpressJet Airlines, Inc. is guaranteeing ExpressJet Holdings, Inc.'s monetary obligations under the notes on an unsecured and unsubordinated basis. The notes rank equally with all other existing and future unsecured and unsubordinated indebtedness of ExpressJet Holdings, Inc., and the guarantee ranks equally with all other existing and future unsecured and unsubordinated indebtedness of ExpressJet Airlines, Inc. However, the notes and the guarantee are effectively subordinated to all existing and future secured indebtedness of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., respectively, to the extent of the collateral securing such other indebtedness and to all existing and future obligations of the other subsidiaries of ExpressJet Holdings, Inc. and the subsidiaries of ExpressJet Airlines, Inc.

Investing in the notes involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 8, 2003

You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

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TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

As used in this prospectus, except in the section under the caption "Description of Notes" and except where the context otherwise requires or as otherwise indicated, "ExpressJet," "company," "we," "our," "ours" and "us" refer to ExpressJet Holdings, Inc., its wholly owned subsidiary, XJT Holdings, Inc. and its wholly owned subsidiary, ExpressJet Airlines, Inc., which operate as Continental Express.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the following SEC public reference room:

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is listed for trading on The New York Stock Exchange, Inc. ("NYSE") under the symbol "XJT." Our annual, quarterly and current reports, proxy statements and other reports and information concerning us may be inspected at the offices of the NYSE,

20 Broad Street, New York, New York 10005

Our SEC filings are also available to the public on the SEC's website at *www.sec.gov* and through our Internet website at *www.expressjet.com*.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding any information furnished pursuant to Item 9 or Item 12 on any Current Report on Form 8-K), including any filings after the date of this prospectus, until we have sold all of the notes to which this prospectus relates or this offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

- Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002.

- Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2003 and June 30, 2003.

- Our Current Reports on Form 8-K filed on January 3, 15 and 30, 2003; February 4 and 12, 2003; March 4, 2003; April 2, 2003; May 2, 2003; June 3, 2003; July 2 and 29, 2003; August 4 and 5, 2003; September 2 and 3, 2003; and October 2, 2003.

- The description of our common stock and related preferred stock purchase rights contained in our Registration Statement on Form 8-A (filed April 15, 2002), including any amendment or report filed for the purpose of updating such description.

You may obtain a copy of these filings incorporated by reference in this prospectus at our website at *www.expressjet.com* or you may request a copy, at no cost, by writing to or telephoning us at the following address:

ExpressJet Holdings, Inc.
1600 Smith Street, Dept. HQSCE
Houston, Texas 77002
Telephone: (713) 324-2639
Attention: Secretary

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We rely on the safe harbor of the act in making such disclosures. Statements beginning with words such as "believes," "intends," "plans," "anticipates," "estimates" and "expects" include forward-looking statements that are based on management's expectations given facts as currently known by management on the date of this prospectus. Specifically, statements regarding our future operating costs, business prospects, growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our plans and assumptions about future events and are subject to uncertainties, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the known risks that could significantly impact our revenues, operating results, and capacity include, but are not limited to: our dependence on our capacity purchase agreement with Continental Airlines ("Continental" or "Continental Airlines"); our dependence on Continental Airline's financial and operational strength; the costs and other effects of enhanced security measures and other possible Federal Aviation Administration ("FAA") requirements; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. For further discussions of these risks, please see the "Risk Factors" section of this prospectus. The statements in this prospectus are made as of the date hereof, and the events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this prospectus. We undertake no duty to update or revise any of our forward-looking statements contained in this prospectus or in any documents we have incorporated by reference, whether as a result of new information, future events or otherwise.

SUMMARY

This summary contains basic information about us and the notes. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

Our Company

ExpressJet Holdings, Inc. was incorporated in Delaware in August 1996. We are the largest operator of regional jets in the world and the second-largest regional airline based on available seat miles. We are engaged in the business of transporting passengers, cargo and mail. Our principal asset is all of the issued and outstanding shares of capital stock of XJT Holdings, Inc., the sole owner of the issued and outstanding shares of common stock of ExpressJet Airlines, Inc., which operates as Continental Express. As of June 30, 2003, we offered scheduled passenger service with more than 1,100 daily departures to 123 destinations in the United States, Canada, Mexico and the Caribbean, providing Continental Airlines all of its regional jet capacity at its hub airports in New York/Newark, Houston and Cleveland. We believe our operations complement Continental Airlines' operations by allowing more frequent service, including off-peak-time-of-day departures, to smaller cities than could be provided economically with conventional large jet aircraft and by carrying traffic that connects with Continental Airlines' mainline jets. Our available seat miles have grown at a compounded annual rate of 23.9% from 2.6 billion in 1998 to 6.2 billion in 2002. We generated $626.9 million and $1.1 billion of revenue and $52.5 million and $84.3 million of net income applicable to common stockholders for the six months ended June 30, 2003 and the year ended December 31, 2002, respectively.

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Our principal executive offices are located at 1600 Smith Street, Dept. HQSCE, Houston, Texas 77002 and our telephone number is (713) 324-2639. Our Internet address is *www.expressjet.com*. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

The Offering

Notes Offered .... $137,200,000 aggregate principal amount of 4.25% Convertible Notes due 2023. The notes were issued only in denominations of $1,000 or in integral multiples of $1,000.

Maturity .... August 1, 2023.

Interest .... The notes bear interest at the rate of 4.25% per year on the principal amount from August 5, 2003, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on February 1 and August 1 of each year, beginning February 1, 2004. The interest rate is calculated using a 360-day year composed of twelve 30-day months.

Conversion Rights .... Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below is satisfied. For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 54.9451 shares of our common stock. When we refer to "common stock" throughout this prospectus, we include all rights attaching to common stock of ExpressJet Holdings, Inc. under any stockholder rights plan then in effect. In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered.

Holders may surrender notes for conversion into shares of our common stock at any time during or after any fiscal quarter commencing after September 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price per share of common stock on such last day. If the foregoing condition is satisfied, then the notes will be convertible at any time thereafter at the option of the holder, through maturity. The conversion price per share as of any day will equal $1,000, divided by the conversion rate, subject to any adjustments to the conversion rate through that day.

Holders may also surrender notes for conversion during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes; provided that if on the date of any such conversion, the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date.

Notes called for redemption may be surrendered for conversion until the close of business on the business day immediately preceding the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 5% of the closing sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in "Description of Notes — Conversion Rights." The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the final maturity date.

Guarantee.. ExpressJet Airlines, Inc. is guaranteeing our obligations under the notes on an unsecured and unsubordinated basis. See "Description of Notes—Notes Guarantee."

Ranking .... The notes and the ExpressJet Airlines, Inc. guarantee are unsubordinated, unsecured obligations of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., respectively, and rank equal in right of payment to all of existing and future unsecured and unsubordinated debt of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., respectively. However, the notes and the ExpressJet Airlines, Inc. guarantee are effectively subordinated to all existing and future secured debt of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., respectively, to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of the other subsidiaries of ExpressJet Holdings, Inc. and the subsidiaries of ExpressJet Airlines, Inc., respectively. See "Description of Notes — Ranking of the Notes."

Sinking Fund .... None

Redemption of Notes at Our Option........................ ExpressJet Holdings, Inc. may redeem for cash all or a portion of the notes at any time on or after August 4, 2008, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any. See "Description of Notes — Redemption of Notes at Our Option."

Repurchase at Option of the
Holder on Specified Dates..................................... Holders may require ExpressJet Holdings, Inc. to repurchase the notes on August 1, 2008, August 1, 2013 and August 1, 2018 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. We may at our option choose to pay the repurchase price for any such notes in cash or in shares of common stock (valued as described herein) or any combination thereof. See "Description of Notes — Repurchase at Option of the Holder on Specified Dates."

Repurchase at Option of the
Holder Upon a Designated Event .... In certain circumstances involving a designated event (as described under "Description of Notes — Repurchase at Option of the Holder Upon a Designated Event") prior to maturity, holders may require us to purchase all or a portion of their notes

at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See "Description of Notes — Repurchase at Option of the Holder Upon a Designated Event."

DTC Eligibility	The notes were issued in fully registered book entry form and will be represented by one permanent global note without coupons. The global note was deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in the global note may not be exchanged for certificated notes, except in limited circumstances described herein. See "Book-Entry System."
Registration Rights	We, ExpressJet Airlines, Inc. and the initial purchasers entered into a registration rights agreement dated August 5, 2003. We and ExpressJet Airlines, Inc. have agreed to use our reasonable best efforts to cause the shelf registration statement, of which this prospectus forms a part, to become effective within 180 days after August 5, 2003 and keep such shelf registration statement effective until the earlier of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (ii) the expiration of the holding period applicable to such securities held by our non affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. See "Description of Notes — Registration Rights."
Trading	We do not intend to list the notes on any national securities exchange. However, the notes are eligible for trading in PORTAL.
Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol "XJT".
Use of Proceeds	We will not receive any of the proceeds from the sale of notes contemplated by this prospectus.

RISK FACTORS

You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before investing in the notes. All information regarding Continental Airlines has been derived from Continental Airlines' public filed documents with the SEC.

Risks Relating to Our Capacity Purchase Agreement with Continental Airlines

We are dependent on the financial and operational strength of Continental Airlines.

We are directly affected by the financial and operational strength of Continental Airlines. For example, we depend on Continental Airlines' ability to make payments to us under the capacity purchase agreement and other agreements between us. In addition, any reductions in Continental Airlines' market share or growth could result in Continental Airlines electing to reduce the level of its commitment or its utilization of our aircraft under the capacity purchase agreement. Additionally, Continental Airlines leases from third parties a substantial portion of the aircraft and airport facilities it subleases to us. If Continental Airlines were to declare bankruptcy or otherwise default under these leases, we would have no right to continue operating these aircraft or to access these facilities. In that event, our ability to retain access to our aircraft and airport facilities would depend on negotiations between us and the third-party lessors.

Despite recent improvements, the current U.S. domestic airline environment in which Continental Airlines operates continues to be one of the worst in airline history and could deteriorate further. Continental Airlines reported a net loss of $451 million for 2002 and a net loss of $142 million for the six months ended June 30, 2003. Continental Airlines' overall passenger revenue declined 7% during 2002 compared to 2001, and 1.7% in the second quarter of 2003 compared to the same period in 2002. Business traffic, Continental Airlines' most profitable source of revenue, and yields are down significantly, and carriers continue to offer reduced fares to attract passengers, which lowers Continental Airlines' passenger revenue and yields and raises its break-even load factor. Continental Airlines cannot predict when business traffic or yields will increase. Further, the long-term impact of any changes in fare structures, most importantly in relation to business fares, booking patterns, low-cost competitor growth, increased usage of regional jets, competitor bankruptcies and other changes in industry structure and conduct, cannot be predicted at this time, but could have a material adverse effect on our and on Continental Airlines' financial condition, liquidity and results of operations.

Continental Airlines' business and financial performance is subject to a number of additional risks, including the following:

- a weak global and domestic economy have significantly decreased its revenues;

- the war in Iraq and spread of SARS have significantly reduced its bookings and lowered passenger traffic, especially impacting its international passenger traffic;

- fuel costs, which are highly volatile and constitute a significant portion of Continental Airlines' operating expenses have been at historically high levels;

- the terrorist attacks of 2001 have caused Continental Airlines' security and insurance costs to increase significantly;

- labor costs constitute a significant percentage of Continental Airlines' total operating costs, and any increase in its labor costs could materially adversely affect its financial performance;

- Continental Airlines is highly leveraged and this leverage may adversely affect its ability to satisfy its significant financing needs or meet its obligations;

- in the current economic environment, major airline carriers are engaging in extensive price discounting and low-cost carriers are gaining market shares; and

- in Continental Airlines' noncontributory defined benefit plan covering substantially all of its employees was significantly underfunded as of December 31, 2002.

Any material deterioration or sustained lack of improvement in the financial or operational strength of Continental Airlines could have a material adverse impact on our operational results and our financial condition.

The collective bargaining agreement between Continental Airlines and its pilots became amendable in October 2002. After being deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks, negotiations recommenced with the Air Line Pilots Association, International ("ALPA") in September 2002 and are continuing. Continental Airlines continues to believe that mutually acceptable agreements can be reached with its pilots, although the ultimate outcome of the negotiations is unknown at this time.

Although Continental Airlines has been able to raise capital, downsize operations and reduce expenses significantly, current trends in the airline industry make it likely that Continental Airlines will continue to post significant losses in the foreseeable future. While Continental Airlines believes that its liquidity and access to cash will be sufficient to fund current operations through 2004 and beyond, if it is successful in implementing previously announced revenue generating and cost-cutting measures, Continental Airlines believes that the economic environment in which it operates must improve for it to operate at its current size and expense level beyond that time.

Even absent such adverse factors as further economic recession, additional terrorist attacks, post-war unrest in Iraq, decreased consumer demand, or increased fuel prices, Continental Airlines may find it necessary to downsize its operations and further reduce expenses. Therefore, Continental Airlines could reduce the level of its commitment or its utilization of our aircraft under the capacity purchase agreement, which could materially reduce our revenue and earnings. For a detailed discussion of Continental Airlines' results of operations, please see its report on Form 10-K for the year ended December 31, 2002 and subsequent quarterly reports filed with the SEC. In addition, refer to "Financial Statements — Notes to Consolidated Financial Statements — Note 9 — Capacity Purchase Agreement" in Continental Airlines' Form 10-Q for the second quarter of 2003, which sets forth Continental Airlines' disclosure of its future minimum non-cancellable commitments under the capacity purchase agreement.

Our capacity purchase agreement with Continental Airlines may be terminated, which would materially reduce our revenue and earnings.

Substantially all of our revenue is currently received under our capacity purchase agreement with Continental Airlines, which covers all of our existing fleet and all of the regional jets currently subject to our firm aircraft orders. As a result, if the agreement is terminated, our revenue will be substantially eliminated and we will incur significant losses unless we are able to enter into satisfactory substitute arrangements. We cannot assure you that we will be able to enter into substitute arrangements or that the arrangements would be as favorable to us as the capacity purchase agreement.

Our capacity purchase agreement terminates on December 31, 2010, subject to renewal by Continental Airlines through December 31, 2030. However, Continental Airlines may terminate the agreement:

- at any time without notice or giving us an opportunity to cure, for cause as defined in "Our Capacity Purchase Agreement with Continental Airlines — Term and Termination of Agreement and Remedies for Breach" in our Annual Report on Form 10-K for the year ended December 31, 2002;

- at any time upon a material breach by us that does not constitute cause, including our failure to complete a specified percentage of our scheduled flights, as described in "Our Capacity Purchase Agreement with Continental Airlines — Labor Disruption" in our Annual Report on Form 10-K for the year ended December 31, 2002, if the breach continues for 90 days after we receive notice of it;

- at any time, without notice or giving us an opportunity to cure, if Continental Airlines makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our operation of any flight under the capacity purchase agreement; and

- at any time after January 1, 2007 with 12 months' notice, for any reason or for no reason.

If Continental Airlines terminates our capacity purchase agreement, we may lose access to all, or substantially all, of our aircraft fleet and airport facilities and regulatory authorizations, as well as any services that Continental Airlines provides to us.

We sublease or lease all of our aircraft from Continental Airlines. In addition, all of the Embraer regional jets subject to our existing firm orders will be leased by Continental Airlines and then subleased to us. If Continental Airlines terminates the capacity purchase agreement for cause, it will have the right to terminate our subleases with it for aircraft covered by the agreement at the time of termination and take possession of these aircraft. As a result, in that event, we would likely lose access to all, or substantially all, of our aircraft fleet and, consequently, our business, operations and ability to generate future revenue would be materially adversely affected.

If Continental Airlines terminates the capacity purchase agreement for any reason other than cause, we have the option to cancel all or any number of our subleases with Continental Airlines for aircraft covered by the agreement at the time of termination. If we cancel any of these subleases, we will lose access to the subject aircraft, which would reduce the size of our fleet and impair our ability to generate revenue and cash flow. If we elect not to terminate these subleases, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements, which would directly increase our expenses and adversely affect our earnings.

If the capacity purchase agreement is terminated for any reason, we would likely lose access to all or substantially all of our airport facilities and other services that Continental Airlines provides to us, as well as on take off and landing slots and route authorities. Most of the airport facilities that we use are leased from airport authorities by Continental Airlines. If the capacity purchase agreement is terminated, we can be required by Continental Airlines to vacate substantially all of the space subleased to us by Continental Airlines. In addition, Continental Airlines can require us, at any time including upon cessation of flights scheduled on behalf of Continental Airlines (subject to some exceptions), to use commercially reasonable efforts to assign any lease for these airport facilities that is in our name to Continental Airlines or its designee (or to sublease the space to it or its designee). As a result, in order to offer airline service after termination of our capacity purchase agreement, we may have to arrange to use the same or other airport facilities, take off or landing slots, route authorities and other regulatory authorizations used for our schedule flights at higher rates. Our inability to gain appropriate access to airport facilities, slots or other authorizations, or a significant increase in our cost to do so, would have a material adverse effect on our operating results and financial condition.

In connection with the capacity purchase agreement, Continental Airlines provides a number of important passenger, aircraft and traffic handling services to us. Upon termination of the capacity purchase agreement, we would either need to provide these services internally or contract with a third party for them. We may not be able to replace these services on a cost-effective basis, which could cause a material adverse effect on our operating results and financial condition.

While we have no reason to believe, based on information currently available, that Continental Airlines or we will terminate the capacity purchase agreement in the foreseeable future, there can be no assurance that circumstances will not occur causing Continental Airlines or us to terminate the capacity purchase agreement.

If we materially breach our capacity purchase agreement and Continental Airlines does not terminate the agreement, we may be forced to fly our aircraft for reduced rates.

If we materially breach the agreement (including for cause) and, for breaches other than cause, fail to cure the breach within 60 days after we receive notice of the breach, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day (or immediately, if the breach is for cause) until the breach is cured. This payment would reduce our revenue under the capacity purchase agreement and would have a material adverse effect on our operating results and financial condition.

Continental Airlines could reduce the level of its commitment under our capacity purchase agreement, which could materially reduce our revenue, earnings, ability to repay our debt and our expected growth.

The capacity purchase agreement covers all of our existing fleet, as well as 62 Embraer regional jets that were subject to firm orders at June 30, 2003. Beginning July 1, 2004, Continental Airlines has the right to reduce the number of our regional jets covered by the agreement, provided that we receive at least 12 months notice. See " Our Capacity Purchase Agreement with Continental Airlines — Scope of Agreement" in our Annual Report on Form 10-K for the year ended December 31, 2002. Any future reduction in Continental Airlines' commitment under the capacity purchase agreement could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth.

If Continental Airlines removes regional jet aircraft from the terms of the agreement, we would have the option to:

- fly the released aircraft for another airline or under our own designator code, subject to our ability to obtain facilities, such as gates and slots, and our exclusive arrangement with Continental Airlines in its hub airports; or

- decline to fly these aircraft and cancel the related subleases with Continental Airlines.

If we elect to fly one or more of the aircraft released from the capacity purchase agreement, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements, which would directly increase our expenses and decrease our earnings. In addition, we cannot assure you that we would be able to enter into a satisfactory agreement with another airline for the capacity released by Continental Airlines or, alternatively, fly successfully under our own flight designator code, including obtaining the necessary airport facilities and gates. So long as Continental Airlines is our largest customer, if we enter into a capacity purchase or other similar agreement with another major airline relating to 10 or more aircraft that is, in the aggregate, more favorable than Continental Airlines' agreement, Continental Airlines has the right to amend its agreement to be equally favorable. This "most favored nations" clause, as well as other provisions of the capacity purchase agreement described in our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, may limit our ability to enter into alternative arrangements with other major airlines.

On the other hand, if we terminate any of our subleases, we will lose access to the aircraft subject to those subleases, which would reduce the size of our fleet and our future ability to generate revenue and cash flow.

Reduced utilization levels of our aircraft under the capacity purchase agreement would reduce our revenue and earnings.

The capacity purchase agreement does not require Continental Airlines to meet any minimum utilization levels for our aircraft. In response to the events of September 11, 2001, Continental Airlines reduced utilization by accelerating the retirement of some of our turboprop aircraft and removed those aircraft from the capacity purchase agreement. Even though the block hour rates adjust based on our aircraft utilization levels to compensate us for our fixed costs plus a margin, if our aircraft are underutilized (including taking into account the average length of the aircraft flight, known as stage length, and frequency of our scheduled flights), we will lose both the ability to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights, reducing our revenue and earnings.

Our capacity purchase agreement with Continental Airlines may result in losses, particularly if our future costs are higher than expected. Other factors could cause our margins under the capacity purchase agreement to decline.

Our capacity purchase agreement with Continental Airlines provides that we will receive block hour rates (based on a formula that will be used through December 31, 2004), plus performance incentives, for all of the scheduled flights that we provide on its behalf. The formula establishes our future block hour rates based, in part, upon our estimates of future costs and will adjust our future block hour rates for changes in some, but not all, of our costs. In addition, although the formula adjusts the rates we receive under the agreement to maintain our operating margin in any fiscal quarter within its specified range, some costs, including most labor costs higher than those reflected in our block hour rates and costs resulting from more flight cancellations than are anticipated under the agreement, are not taken into account in these adjustments. We cannot assure you that the estimates of our future costs will be accurate.

In addition, although we have the opportunity to renegotiate our block hour rates for each year beginning in 2005 based on the methodology used for determining the formula currently in effect (including the 10% targeted operating margin), we have no right to terminate the capacity purchase agreement in the absence of a material breach of the agreement by Continental Airlines, which can unilaterally extend the agreement for a maximum term of 30 years. If the costs not subject to adjustment under the capacity purchase agreement exceed our expectations, Continental Airlines has no obligation to renegotiate the block hour rates that are in effect through December 31, 2004 and, for subsequent years, we may not be successful in renegotiating rates with Continental Airlines to our satisfaction. As a result, we may realize decreased profits or even losses under the agreement, we may be unable to generate sufficient cash flow to pay our debts on time and we may have to reduce our expansion plans. If any of these events occurs, our operating results and our financial condition would be adversely affected, possibly for a sustained period of time.

To date, our costs of operations under the capacity purchase agreement have been less than those projected at the time of entering into the agreement. We have also realized substantial payments of incentive compensation based on achieving performance in excess of benchmarked standards. Renegotiation of block hour rates may include adjustments to reflect our lower-than-projected costs, and performance benchmarks governing incentive payments, which are determined on a five-year rolling average period, may become more difficult for us to achieve based on our current performance level. Thus, we may be less likely to achieve in the future the margins and levels of incentive payments achieved in the past.

Continental Airlines may compete with us.

Under some circumstances, Continental Airlines may reduce the level of its commitment under our capacity purchase agreement and replace our capacity with its own aircraft, including any aircraft removed from the agreement and not retained by us, or the aircraft of another regional airline, which could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth. The March 27, 2003 amendment to the capacity purchase agreement provides that we will be Continental Airlines' exclusive provider of regional jets flying in or out of Bush Intercontinental, Hopkins International or Newark Liberty International through January 1, 2007. However, the agreement permits up to 10 regional jet flights per day from each of Continental Airlines' existing hub airports by regional airlines that have arrangements with Continental Airlines' major airline code-share partners. This exclusivity automatically and permanently terminates upon the occurrence of a union-authorized strike. Otherwise, the capacity purchase agreement does not prohibit Continental Airlines from competing, or from entering into agreements with other airlines that would compete, with the routes we serve.

Continental Airlines currently has code-sharing agreements with several regional airlines where Continental Airlines acts as the primary code-share partner. These relationships provided Continental Airlines approximately 7.5% of its regional feed on an available seat miles basis in 2002. In addition, some of Continental Airlines' major airline code-share partners have arrangements with regional airlines that operate a few regional jet flights in and out of Continental Airlines' existing hub airports. We cannot provide any assurance that Continental Airlines will not expand these relationships in competition with us including through the use of aircraft released from the capacity purchase agreement, or that Continental Airlines will not add its own regional jet capacity in competition with us, subject to our exclusive arrangement at Continental Airlines' three existing hubs.

Our exclusive arrangement with Continental Airlines at its hubs and other airports limits our ability to expand our operations.

Our exclusive arrangement with Continental Airlines in the capacity purchase agreement prohibits us, during its terms, from flying under our or another carrier's code in or out of Continental Airlines' hub airports (or from or to any other airport where Continental Airlines, together with its subsidiaries and all other regional jets operating under its code, operates an average of more than 50 flights per day in the future) without Continental Airlines' consent. See "Our Capacity Purchase Agreement with Continental Airlines — Exclusive Arrangement" in our Annual Report on Form 10-K for the year ended December 31, 2002. This means that, without Continental Airlines' consent, we are prohibited from operating flights under our own code or on behalf of any other carrier in or out of these airports. In addition, during the term of the agreement, we are prohibited from operating any of our aircraft subject to the capacity purchase agreement or using our passenger-related airport facilities to fulfill our obligations under the capacity purchase agreement on behalf of any other carrier or for flights under our own code.

We are dependent on Continental Airlines' infrastructure and the services that Continental Airlines provides to us.

In connection with the capacity purchase agreement, we also entered into an administrative support and information services agreement, under which Continental Airlines provides us with services such as information technology support, corporate accounting, internal audit, corporate communications, insurance, purchasing, payroll, human resources, legal, tax and treasury administrative services, and a fuel purchasing agreement, under which we purchase from Continental Airlines all of our fuel. Continental Airlines reimburses us for the costs of all of these services through the block hour rate pricing arrangement in the capacity purchase agreement. We have the right to terminate the provision of services to us under the administrative services agreement at our election. Under the administrative services agreement, we and Continental Airlines have negotiated in good faith to transition some of the services with terms reasonably acceptable to each party. We will continue to work with Continental Airlines to transition the services and to provide for the termination of all of the services provided to us under the administrative services agreement over a period of time to be mutually agreed upon. We cannot provide any assurance that after expiration or termination of these various agreements we would be able to replace the services with a comparable service or on terms and conditions as favorable as those we receive from Continental Airlines.

If a change of control of our company occurs without the consent of Continental Airlines, the block hour rates that we will receive under the capacity purchase agreement will be substantially reduced.

Under the capacity purchase agreement, so long as Continental Airlines is our largest customer, if a change of control of our company occurs without the consent of Continental Airlines our block hour rates under the capacity purchase agreement will be significantly reduced, which would have a material adverse effect on our operating results and financial condition.

Under the capacity purchase agreement, a change of control of our company is defined as:

- our merger or consolidation with a major airline, defined as an airline (other than Continental Airlines or its subsidiaries) that had more than $500 million of revenue (or, if we are the surviving entity in the transaction, $1 billion of revenue), adjusted for inflation, during the most recently completed fiscal year;

- the acquisition by a major airline, or group of major airlines acting in concert, of more than 10% of our capital stock or voting rights;

- the acquisition by any other entity or group of entities acting in concert, other than Continental Airlines and its subsidiaries and passive investors, of more than 25% of our capital stock or voting rights, unless such entity or group reduces its ownership to below this threshold within 30 days of the acquisition;

- our acquisition of more than 10% of the capital stock of an airline (other than Continental Airlines or its subsidiaries) that had more than $1 billion of revenue, adjusted for inflation, during the most recently completed fiscal year, or airline assets that generated more than $1 billion of revenue during the most recently completed fiscal year;

- our merger or consolidation with another entity following which our stockholders own less than a majority of the voting securities of the surviving entity;

- the sale or other disposition of all or substantially all of our airline assets to a major airline;

- the liquidation or dissolution of our company in which we cease operations as an air carrier;

- a change in our directors resulting in a majority of our directors not consisting of either our current directors or individuals nominated by a majority of our board of directors; or

- our entering into definitive agreements relating to the foregoing matters.

The existence of these provisions in the capacity purchase agreement limits our ability to negotiate or consummate the sale of all or part of our business to another entity or otherwise participate in any further consolidation in the airline industry. See " Risks Relating to the Airline Industry — The highly competitive nature of the airline industry, as well as potential substantial consolidation in the airline industry, could adversely affect us."

Risks Relating to Our Business and Operations

We have substantial debt obligations, and we may not be able to generate sufficient cash flow or otherwise raise funds to make required payments or pursue other business opportunities.

Our high leverage may affect our ability to satisfy our significant financing needs or meet our obligations. As of June 30, 2003, pro forma after giving effect to the sale of the $137.2 million principal amount of notes, we and our subsidiaries would have had approximately $385.4 million of long-term debt and capital lease obligations and our stockholders' equity would have decreased from $67.7 million to a stockholders' deficit of $66.0 million. This includes $227.0 million of outstanding indebtedness attributable to our note payable to Continental Airlines, under which installments of $27.9 million in principal and accrued interest are due quarterly, with the entire unpaid balance due on March 31, 2007. If we do not make these payments in a timely manner, Continental Airlines can reduce its monthly payments to us under the capacity purchase agreement to the extent necessary to offset our defaulted payments.

There can be no assurance that we will generate sufficient cash or otherwise raise funds to make interest or principal payments on our debt when due or that we will be able to refinance the note at maturity. Even if we are able to timely service our debt obligations, their size could negatively affect our operations in various ways, including increasing the cost, or limiting the availability of additional financing for working capital, capital acquisitions or other purposes and limiting the ways in which we can use our cash flow. Under the terms of our agreements with Continental Airlines, until April 23, 2004, if we or any of our subsidiaries issue or sell any capital stock of our company or any of our subsidiaries, other than issuance or sales in connection with our employee benefit plans, we are required to use 75% of the net proceeds from that sale to make a principal payment on the note, unless in either case we receive Continental Airlines' consent or at such time Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock.

Our credit status could decline as a result of our operating separately from Continental Airlines and, as a result, we may face increased borrowing costs, more restrictive covenants and reduced amounts of credit, which may result in a reduction in the size of our fleet or impair our ability to fly for other carriers. Our operation as a separate entity from Continental Airlines may have a negative impact on our ability to obtain credit on terms similar to those we were able to obtain previously. Historically, Continental Airlines has provided financing and credit support to us. We expect that, except as required by the capacity purchase agreement, Continental Airlines will not continue to provide us financing and credit support. As a result, we may face increased borrowing costs, more restrictive covenants and reduced credit from lenders and suppliers, all of which would adversely affect our operating results, financial condition and our ability to raise capital to pursue other business opportunities.

Under the capacity purchase agreement and agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer"), Continental Airlines will acquire or lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us, although neither we nor Continental Airlines has any obligation to acquire or lease any of these aircraft that are not financed by a third party and leased to us or Continental Airlines. Continental Airlines is not required to provide any financing for our Embraer option aircraft or any other aircraft that we may acquire.

In addition, Continental Airlines may require us to substitute aircraft subject to our existing Embraer options for aircraft that have been removed from the terms of the capacity purchase agreement and that we sublease from Continental Airlines. If Continental Airlines elects to do this, it will be entitled to terminate our sublease and take possession of the replaced aircraft on the option aircraft's scheduled delivery date, regardless of whether the option aircraft is actually delivered or we are able to finance its acquisition. Continental Airlines may also terminate the sublease relating to, and take possession of, any of our aircraft that have been removed from the terms of the capacity purchase agreement to the extent that Continental Airlines provides us with an equivalent replacement aircraft. We will be required to use commercially reasonable efforts to finance the replacement aircraft. If we are unable to obtain financing after using commercially reasonable efforts, we will not be required to exchange our aircraft for the replacement aircraft. However, we cannot assure you that if Continental Airlines exercises its rights to replace an aircraft and we are able to obtain financing the terms of any alternative financing will be comparable to those in the subleases with Continental Airlines.

Our tax agreement with Continental Airlines increases our exposure to Continental Airlines' financial health.

In connection with our initial public offering we undertook an internal reorganization which should reduce the amounts we must pay in the future to various tax authorities as a result of increasing the tax basis of our tangible and intangible assets to fair value. We have agreed in our tax agreement with Continental Airlines to pay to Continental Airlines substantially all of the amount by which our tax payments to various tax authorities are reduced, which could be as much as $400 million over 15 years or longer. See Item 8. "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 4 — Income Taxes" in our Annual Report on Form 10-K for the year ended December 31, 2002 for a detailed discussion of our income taxes, including the increase in the tax basis of our tangible and intangible assets to fair value. After paying these reduced amounts to tax authorities, if it is determined as a result of an income tax audit or examination that any significant amount of these tax benefits should not have been available, thus requiring us to pay additional taxes and/or penalties to one or more tax authorities, and if at that time Continental

Airlines were insolvent or bankrupt or otherwise unable to pay us under its indemnification of us for these amounts, then we could be materially adversely affected.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, may directly impact our earnings.

Increased labor costs could impact our results of operations. Labor costs constitute a significant percentage of our total operating costs, and are considered unreconciled costs under the capacity purchase agreement with Continental Airlines. Under our capacity purchase agreement with Continental Airlines, our block hour rates contemplate labor costs that increase on a set schedule through 2004. We are responsible for our labor costs, and will not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the block hour rates. In addition, although the capacity purchase agreement provides for adjustments to the rates we receive under the agreement to maintain our operating margin in any fiscal quarter within a specified range, the effects of our labor costs are not taken into account in these adjustments. As a result, an unplanned increase in our labor costs could result in a material reduction in our earnings.

The collective bargaining agreement between us and our pilots (who are represented by ALPA) was amendable in October 2002. We began our negotiations with our pilots in July 2002 and had jointly applied for a federal mediator with ALPA on December 20, 2002. Our negotiations are ongoing with the mediator and ALPA and at this time we cannot predict the outcome of these negotiations. We believe that we will incur increased labor costs in connection with the negotiation of our collective bargaining agreement with our pilots. If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to conduct our operations and fulfill our obligations under the capacity purchase agreement. In addition, certain other U.S. air carriers have experienced work slowdowns, strikes or other labor disruptions in connection with contract negotiations. Although we enjoy generally good relations with our pilots, there can be no assurance that we will not experience labor disruptions in the future.

Any strikes or labor disputes would adversely affect our ability to conduct our business and fulfill our obligations under the capacity purchase agreement and could result in termination of the capacity purchase agreement.

If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to conduct our operations and fulfill our obligations under the capacity purchase agreement. Under the capacity purchase agreement, a number of adverse consequences could result from a strike or a work stoppage. Upon the occurrence of a union-authorized strike, the capacity purchase agreement provides that:

- we will no longer have the right to be Continental Airlines' exclusive provider of regional jets in or out of its hubs in Houston, Cleveland and Newark through January 1, 2007, regardless of the length of the strike;

- we will be compensated only for the flights we complete, and will not be compensated for any controllable or uncontrollable cancellations regardless of our historical cancellation rates;

- on each of the 2nd, 15th, 30th, 45th, 60th and 75th days of the strike, Continental Airlines will be entitled to terminate our subleases for, and take immediate possession of, up to 20 of our aircraft that are covered by the capacity purchase agreement, to a maximum of 120 aircraft if the strike extends to the 75th day;

- we will be required to provide to Continental Airlines or its designee, for the duration of the strike and 180 days thereafter and at market rates, first-priority access to all of our flight simulators, hangars, training and other facilities and inventory to the extent necessary to enable Continental Airlines or its designee to operate any aircraft of which Continental Airlines takes possession as a result of the strike; and

- if the strike continues for 90 days or more, Continental Airlines is entitled to terminate the capacity purchase agreement for cause, cancel our subleases and take immediate possession of all of the aircraft covered by the capacity purchase agreement.

In addition, a labor disruption other than a union-authorized strike may cause us to be in material breach of the capacity purchase agreement. Under the capacity purchase agreement, whenever we fail to complete at least 90% of our aggregate scheduled flights (based on available seat miles) in three consecutive calendar months or at least 75% of our aggregate scheduled flights (based on available seat miles) in any 45-day period (in each case, excluding flights cancelled due to union-authorized labor strikes, weather, air traffic control or non-carrier specific airworthiness directives or regulatory orders), we will be deemed to be in material breach of the capacity purchase agreement. A labor disruption other than a union-authorized strike could cause us to fail to meet these completion requirements and, as a result, cause us to be in material breach of the capacity purchase agreement. If Continental Airlines gives us notice of such a material breach and we fail to cure the breach within 60 days, or if there is a union-authorized labor strike that lasts more than 60 days, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day until the breach is cured. In addition, if we fail to cure the breach within 90 days after notice of the breach, Continental Airlines may terminate the capacity purchase agreement.

We may also be adversely affected by a labor disruption at Continental Airlines, which might prevent us from operating all of our flights, might cause Continental Airlines to reduce its utilization of our aircraft or might result in labor disruptions by our employees.

We may not be successful in implementing our growth strategy.

In order to meet our growth objectives, we have contracted to add additional aircraft to our fleet over the next several years. Substantial risks accompany our growth plans. Some factors that may impact our growth plan include:

- the likelihood and structure of continued business relations with Continental Airlines, and Continental Airlines' elections about the inclusion of our aircraft under the capacity purchase agreement;

- demand for regional air transportation, principally in Houston and Cleveland, and the actual physical availability for growth at airports in Cleveland and Newark;

- the general condition of the U.S. economy;

- our ability to hire, train and retain enough pilots, flight crews and mechanics for our aircraft;

- our ability to obtain and finance enough new Embraer regional jets and other aircraft;

- our ability to obtain the financing necessary to pay for expansion at acceptable rates; and

- our ability to operate and manage a larger enterprise cost-effectively.

Many of these factors are beyond our control. If we are incorrect in our assessment of the profitability and feasibility of our growth plan, or if unforeseen circumstances arise, we may not be able to grow as planned or our growth may have an adverse effect on our operating results and our financial condition.

We may be unable to obtain all of the aircraft, parts or related support services we expect to obtain from Embraer or otherwise operate the aircraft, which would have a material adverse impact on our operating results and our financial condition.

As of June 30, 2003, we had a firm order with Embraer for 62 regional jets through 2006 and options to acquire an additional 100 regional jets that are exercisable from 2005 through 2008. We are dependent on Embraer as the manufacturer of all these jets and we are Embraer's largest customer. Any disruption, such as Embraer's inability to perform its obligations as a result of their operational or financial condition, or change in the delivery schedule of these Embraer regional jets would affect our overall operations and could have a material adverse impact on our operating results and our financial condition.

Our operations could also be materially adversely affected by the failure or inability of Embraer to provide sufficient parts or related support services on a timely basis or the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft. The issuance of FAA directives restricting or prohibiting the use of Embraer regional jets would have a material adverse effect on our business and operations.

Risks Relating to the Airline Industry

Our industry has incurred significant losses as a result of weakened economies and political uncertainties.

The industry in which we compete is highly sensitive to the economy. Weak global and domestic economies have significantly decreased overall revenue for the airline industry. Corporate profitability has declined, resulting in reduced business travel, typically the most profitable source of revenue for mainline carriers. In addition, we believe that reduced demand persists not only because of the weak economy, but also due to some customers' concerns about the continuing global conflicts, future terrorist attacks and reprisals. Demand is further weakened by customer dissatisfaction with the hassle and delay of heightened airport security. Under our capacity purchase agreement, Continental Airlines assumes the risk of revenue volatility associated with fares and passenger traffic. Therefore, although we are not directly affected by the decline in demand, so long as Continental Airlines is our largest customer, this factor could influence their commitments to us under the capacity purchase agreement and lead to a reduction in our revenue.

Terrorist attacks, post-war unrest in Iraq or other world events could result in decreased load factors and yields and could also result in increased costs for us and the airline industry. For instance, fuel costs rose significantly during 2002 and the first quarter of 2003, and have been at historically high levels. Premiums for aviation insurance have increased substantially, and could escalate further, or certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available to vendors and airlines, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact the operations or costs of airlines, including us.

The Aviation Security Act imposes additional costs and may cause service disruptions.

In November 2001, the President signed into law the Aviation and Transportation Security Act (the "Aviation Security Act"). This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the Department of Transportation (the "TSA"). Among other things, the law required that all checked baggage be screened by explosive detection systems by December 31, 2002 (although during the implementation phase, other permitted methods of screening are being utilized and federal law permits individual airports to request extensions of such deadline). At some airports, the TSA has provided for temporary security measures. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for the airline industry and may result in additional costs, delays and disruptions in air travel. However, pursuant to a supplemental appropriations bill enacted in April 2003, some of these costs have been or will be reimbursed by the U.S. government.

The highly competitive nature of the airline industry, as well as potential substantial consolidation in the airline industry, could adversely affect us.

Since its deregulation in 1978, the U.S. airline industry has undergone substantial consolidation, and it may in the future experience additional consolidation. Continental Airlines has had, and expects to continue to have, discussions with third parties regarding strategic alternatives. The impact of any consolidation or significant alliance activity within the U.S. airline industry could adversely affect our operations, our business prospects and our relationship with Continental Airlines.

The airline industry is highly competitive. We compete not only with other regional airlines, some of which are owned by or operate as code-sharing partners of major airlines including Continental Airlines, but also with low-fare airlines and major airlines on many of our routes. Some of these airlines are larger and have significantly greater financial and other resources than we do. Moreover, competitors could rapidly enter markets we serve for Continental Airlines and quickly discount fares, which could lessen the economic benefit we derive from servicing these markets.

Our business is subject to extensive government regulation and we may incur additional costs to comply with such regulations.

Our business is subject to extensive government regulation. As evidenced by the enactment of the Aviation Security Act, airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA's regulations. In addition, if any of these actions by the FAA cause us to cancel flights, the resulting reduction in our revenue is not taken into account in the reconciliation payment made under the capacity purchase agreement to maintain our operating margin within a specified range.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenue. Additionally, because of significantly higher security and other costs incurred by airports after September 11, 2001 and because reduced landing weights since September 11, 2001 have reduced the fees airlines pay to airports, many airports are significantly increasing their rates and charges to air carriers. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time, or because appropriate slots or facilities are not made available. We cannot assure you that current laws or regulations, or laws or regulations enacted in the future will not adversely affect us.

We may be adversely affected by factors beyond our control, including weather conditions and the availability and cost of fuel.

Generally, revenue for airlines depends on the number of passengers carried, the fare paid by each passenger and service factors, such as timeliness of departure and arrival. During periods of fog, icy conditions, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Under our capacity purchase agreement with Continental Airlines, we are substantially protected against cancellations due to weather or air traffic control. However, if we decide in the future to operate our aircraft for another airline or under our own flight designator code, we may not be protected against weather or air traffic control cancellations, which could adversely affect our operating results and our financial condition.

In addition, if we operate our aircraft for another airline or under our own flight designator code, we could be exposed to the risk of increased fuel prices. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. Significant changes or extended periods of high fuel costs or fuel supply disruptions would materially affect our operating results. Our ability to pass on increased fuel costs through fare increases would be limited by several factors, including economic and competitive conditions. In addition, if the unavailability of fuel causes us to cancel flights, the resulting reduction in our revenue is not taken into account in the reconciliation payment made under the capacity purchase agreement to maintain our operating margin within a specified range. The cost and availability of adequate supplies of fuel could have a material adverse effect on our operating results and our financial condition in the future.

Our operations are affected by the seasonality associated with the airline industry.

Due to greater demand for air travel during the summer months, revenue in the airline industry in the second and third quarters of the year is generally stronger than revenue in the first and fourth quarters of the year for most U.S. air carriers. Our results of operations generally reflect this seasonality.

Risks Relating to Continental Airlines' Ownership of Our Company

Continental Airlines, as long as it owns a significant portion of our common stock, will be able to control or substantially influence us.

Continental Airlines currently owns approximately 44.6% of our common stock. As long as Continental Airlines owns a significant portion of our outstanding common stock, Continental Airlines will be able to control or substantially influence the election of our board of directors and all other matters affecting our company, including:

- the composition of our board of directors and, through the board, any determination about our business direction and policies, including the appointment and removal of officers;

- the determination of incentive compensation, which may affect our ability to attract and retain key employees;

- any determinations about mergers or other business combinations;

- our acquisition or disposition of assets;

- our financing decisions and our capital raising activities;

- the payment of dividends on our common stock; and

- the amendment of our restated certificate of incorporation or our restated bylaws.

Continental Airlines owns the sole share of our special voting preferred stock, which provides it with, among other things, the right to elect a designated number of our directors based on the percentage of our common stock that it owns, as described in our Annual Report on Form 10-K for our fiscal year ended December 31, 2002. In addition, under and for the term of the capacity purchase agreement, Continental Airlines has the right to designate one individual to our board of directors (who will not be a director, officer or employee of Continental Airlines) after Continental Airlines is no longer entitled to elect any directors to our board of directors under the terms of our special voting preferred stock held by Continental Airlines.

We may have conflicts of interest with Continental Airlines, and because of Continental Airlines' significant ownership, we may not be able to resolve these conflicts on an arm's length basis.

Conflicts of interest may arise between Continental Airlines and us in a number of areas, including:

- our respective rights and obligations under the capacity purchase agreement;

- the nature and quality of the services Continental Airlines has agreed to provide to us and the services we have agreed to provide to Continental Airlines;

- solicitation and hiring of employees from each other;

- the terms of our collective bargaining agreements;

- the timing and manner of any sales or distributions by Continental Airlines of all or any portion of its ownership interest in our company;

- amendments to any of the existing agreements between us and Continental Airlines;

- actions and decisions of legislative bodies and administrative agencies; and

- our dividend policy.

We may not be able to resolve any potential conflicts with Continental Airlines, and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Additionally, under our restated certificate of incorporation, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities presented to Continental Airlines or any of its affiliates from any source other than us. Therefore, if Continental Airlines becomes aware of a potential transaction that may be a corporate opportunity for both Continental Airlines and us, Continental Airlines will have no duty to communicate or offer this corporate opportunity to us. In addition, our directors appointed by Continental Airlines will not be liable for breach of any fiduciary duty if they refer a potential opportunity to Continental Airlines instead of us, and Continental Airlines will have no fiduciary duty to us or our stockholders should it pursue or acquire a corporate opportunity for itself, direct the corporate opportunity to another person or fail to communicate information regarding such corporate opportunity to us.

The agreements between us and Continental Airlines were not made on an arm's length basis, and may not be fair to us.

The capacity purchase agreement, the tax sharing agreement and the other contractual agreements we have with Continental Airlines were made in the context of an affiliated relationship and were negotiated in the overall context of our initial public offering. In addition, these agreements may be amended from time to time upon agreement between the parties and, as long as Continental Airlines is a significant stockholder, it will have a significant influence over our decision to agree to any such amendments. As a result of Continental Airlines' control of us when these agreements were negotiated or may be amended, the prices and other terms under these agreements may be less favorable to us than terms we might obtain in arm's length negotiations with unaffiliated third parties for similar services. In addition, these agreements may be more favorable to us than terms we might obtain in any arm's length negotiations. As a result, the terms of these agreements may not be representative of the terms of future agreements that we may enter into with unaffiliated third parties.

Our directors may have potential conflicts of interest because of their ownership of Continental Airlines common stock. In addition, some of our directors will also be directors or executive officers of Continental Airlines.

Some of our directors own Continental Airlines common stock and participate in incentive compensation programs of Continental Airlines. This could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Continental Airlines than they do for us. In addition, four of our directors are also current or former directors or executive officers of Continental Airlines. These directors who are current executive officers of Continental Airlines will owe fiduciary duties to the stockholders of each company and all of these directors may have conflicts of interest in matters involving or affecting us or Continental Airlines.

Risks Relating to the Notes

The notes are unsecured and effectively subordinated to any secured debt of us and ExpressJet Airlines, Inc. and to any obligations of our other subsidiaries and of the subsidiaries of ExpressJet Airlines, Inc.

The notes represent our unsubordinated, unsecured obligations. ExpressJet Airlines, Inc. guaranteed ExpressJet Holdings, Inc.'s monetary obligations under the notes on an unsecured and unsubordinated basis. The notes rank equally with all other existing and future unsecured and unsubordinated indebtedness of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc. However, the notes are effectively subordinated to all existing and future secured indebtedness of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc. to the extent of the security on such other indebtedness and to all existing and future obligations of the other subsidiaries of ExpressJet Holdings, Inc. and the subsidiaries of ExpressJet Airlines, Inc. As of June 30, 2003, pro forma after giving effect to the sale of the $137.2 million principal amount of notes, there would have been $385.4 million of total long-term debt and capital lease obligations outstanding of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., of which $16.2 million was secured by assets of ExpressJet Airlines, Inc.

In the event of any distribution of the assets of ExpressJet Holdings, Inc. or ExpressJet Airlines, Inc. in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of the other general creditors of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., based upon the respective amounts owed to each holder or creditor, in their remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of such secured indebtedness.

ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc. are not restricted by the notes from incurring indebtedness, and the other subsidiaries of ExpressJet Holdings, Inc. and the subsidiaries of ExpressJet Airlines, Inc. may incur significant indebtedness without guaranteeing the notes. In addition, the notes do not restrict the ability of us or our subsidiaries to incur liens.

We are dependent on cash from our subsidiaries to service the notes.

The notes are obligations of ExpressJet Holdings, Inc., which is a holding company. Because we derive substantially all of our revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA, from our operating subsidiaries and do not have significant operations of our own, we are dependent upon our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our obligations, including our obligations under the notes. Except for the guarantee by ExpressJet Airlines, Inc., our subsidiaries have no obligation to pay any amounts due on the notes or to make any funds available to us for payment of the notes, whether by dividends, loans, distributions or other payments. Our subsidiaries' ability to provide us with cash depends in part on their future operating performance which is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. As of June 30, 2003, our subsidiaries held 66.3% of our total assets, which percentage gives effect to intercompany eliminations and excludes investment in subsidiaries.

We may not have the financial resources to repurchase the notes upon the occurrence of a "designated event" or at the option of a holder.

In the event of a "designated event" under the indenture governing the notes, we will have to offer to repurchase all outstanding notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any. In addition, holders may require us to repurchase their notes on August 1, 2008, 2013 and 2018. It is possible that we will not have, nor have access to, sufficient funds at the time of any such repurchase request or change of control to make the required repurchase of the notes. In addition, our ability to repurchase the notes in cash in such event may be limited by law, by the indenture, by the terms of other agreements relating to our outstanding debt and by debt and agreements which may be entered into, replaced, supplemented or amended from time to time. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture. See "Description of Notes — Repurchase at Option of the Holder on Specified Dates" and "Description of Notes — Repurchase at Option of the Holder Upon a Designated Event."

There is no public market for the notes and the transfer of the notes will be restricted.

There is no established trading market for the notes. The notes are eligible for trading in PORTAL. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so. The initial purchasers could stop making a market in the notes at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

Under fraudulent conveyance laws, a court could void obligations under the ExpressJet Airlines, Inc. guarantee.

Under the federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the ExpressJet Airlines, Inc. guarantee, subordinate those obligations to more junior obligations or require holders of the notes to repay any payments made pursuant to the guarantee, if an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or ExpressJet, Inc. as a debtor-in-possession, claims that the guarantee constituted a fraudulent conveyance. For this claim to succeed, the claimant must generally show that:

- fair consideration or reasonably equivalent value was not received in exchange for the guarantee; and

- at the time the guarantee was issued, ExpressJet Airlines, Inc. was insolvent; was rendered insolvent by reason of the guarantee; was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, an obligor will be considered insolvent for these purposes if:

- the sum of its debts, including contingent liabilities, is greater than the salable value of all of its assets at a fair valuation;

- the present fair salable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

- it could not pay its debts as they become due.

Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including under the guarantee, if it determined that the transaction was made with intent to hinder, delay or defraud ExpressJet Airlines, Inc.'s creditors.

The possible volatility of our common stock price could adversely affect your ability to resell the notes or common stock issuable upon conversion of the notes.

The trading prices of the notes in the secondary market will be directly affected by the trading prices of our common stock and the general level of interest rates. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, securities markets worldwide have in the recent past experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock received upon conversion of the notes at or above the conversion price. In the past, companies that have experienced volatility in the market price of their common stock have been the object of securities class action litigation. If we were to become the object of securities class action litigation, we may face substantial costs and our management's attention and resources may be diverted, which could harm our business.

The conditional conversion features of the notes could result in your receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into common stock only if specified conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

The trading prices for the notes will be directly affected by the trading prices for our common stock, which are impossible to predict.

The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

Shares eligible for public sale after this offering could adversely affect the price of our common stock and in turn the market price of the notes.

The future sale of a substantial number of our shares of common stock in the public market, or the perception that such sales could occur, could significantly reduce our stock price which, in turn, could adversely affect the market price of the notes. As of September 4, 2003, we had 54,164,875 shares of common stock outstanding, including 24,164,875 restricted shares held by certain of our stockholders, including Continental Airlines. These restricted shares may in the future be sold without registration rights under the Securities Act of 1933 to the extent permitted by Rule 144 under the Securities Act or any applicable exemption under the Securities Act. In addition, Continental Airlines has registration rights and an effective registration statement.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes or the common stock contemplated by this prospectus. See "Selling Securityholders" for a list of those entities receiving proceeds from the sale of the notes or the underlying common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements and the related notes thereto, incorporated by reference in this prospectus.

		Year Ended December 31,				Six Months Ended June 30,	
	1998	**1999**	**2000**	**2001**	**2002**	**2002**	**2003**
Earnings/Fixed Charges	—[1]	—[1]	—[1]	1.47x	1.78x	1.77x	1.87x

(1) For the years ended December 31, 1998, 1999 and 2000, earnings were inadequate to cover fixed charges and the coverage deficiency was $22.9 million, $21.6 million and $64.0 million.

For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) our earnings (loss) before income taxes, extraordinary charges and discontinued operations and (b) fixed charges, net of interest capitalized. "Fixed charges" represent interest (whether expensed or capitalized), the amortization of capitalized debt costs and original issue discount and that portion of rental expense on operating leases deemed to be the equivalent of interest.

DESCRIPTION OF NOTES

We issued the notes under an indenture, dated as of August 5, 2003, among ExpressJet Holdings, Inc., as issuer, ExpressJet Airlines, Inc., as guarantor, and Bank One, N.A., as trustee. The following summarizes the material provisions of the notes. We refer to the indenture as the "indenture." The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they, and not this description, define your rights as a note holder. A copy of the indenture has been filed with the registration statement relating to this prospectus. As used in this description of notes, the words "we," "us" and "our" refer only to ExpressJet Holdings, Inc. and do not include any current or future subsidiary of ExpressJet Holdings, Inc., and references to "ExpressJet Airlines, Inc." refer only to ExpressJet Airlines, Inc. and do not include any current or future subsidiary of ExpressJet Airlines, Inc.

General

The notes are limited to $137,200,000 aggregate principal amount. The notes will mature on August 1, 2023. The notes will be issued only in denominations of $1,000 or in integral multiples of $1,000. The notes are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

The notes bear interest at the rate of 4.25% per year on the principal amount from the date of issuance of the notes, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on February 1 and August 1, commencing on February 1, 2004, to holders of record at the close of business on the January 15 and July 15 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. The interest rate is calculated using a 360-day year composed of twelve 30-day months.

Maturity or conversion or repurchase by us at the option of a holder or redemption of a note at our option will cause the interest, if any, to cease to accrue on such note. We may not reissue a note that has matured or been converted, repurchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar will initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, the holder will be required to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

The indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the issuance or repurchase of our securities (other than the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control except to the extent described under -- "Repurchase at Option of the Holder Upon a Designated Event."

Methods of Receiving Payments on the Notes

Each installment of semiannual interest on any note shall be paid in same-day funds by transfer to an account maintained by the payee located inside the United States, if the trustee shall have received proper wire transfer instructions from such payee not later than the related record date or, if no such instructions have been received, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar's books.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Ranking of the Notes

The notes and the ExpressJet Airlines, Inc. guarantee represent unsubordinated, unsecured obligations of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., respectively, and rank equal in right of payment to all of the other existing and future unsecured and unsubordinated indebtedness of ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc, respectively. However, the notes and the guarantee are effectively subordinated to all of the existing and future secured indebtedness of ExpressJet Holdings, Inc. and

ExpressJet Airlines, Inc., respectively, to the extent of the security on such indebtedness, and to all existing and future obligations of the other subsidiaries of ExpressJet Holdings, Inc. and the subsidiaries of ExpressJet Airlines, Inc., respectively.

As of June 30, 2003, after giving effect to the issuance of the notes we and our subsidiaries would have had:

- approximately $385.4 million of long-term debt and capital lease obligations, of which $16.2 million of such debt would have been effectively senior to the notes;

- $5.0 million Mandatorily Redeemable Preferred Stock of ExpressJet Airlines, Inc.; and

- $227.0 million note payable to Continental Airlines.

Holders of the notes are creditors of only ExpressJet Holdings, Inc. and ExpressJet Airlines, Inc., and not our other subsidiaries or the subsidiaries of ExpressJet Airlines, Inc. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries other than ExpressJet Airlines, Inc. or the subsidiaries of ExpressJet Airlines, Inc. upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary's creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries other than ExpressJet Holdings, Inc. or the creditors of the subsidiaries of ExpressJet Airlines, Inc. See "Risk Factors — Risk Relating to the Notes — The notes are unsecured and effectively subordinated to any secured debt of us and ExpressJet Airlines, Inc. and to any obligations of our other subsidiaries and of the subsidiaries of ExpressJet Airlines, Inc."

Notes Guarantee

ExpressJet Airlines, Inc. unconditionally guaranteed, on an unsecured basis, the performance and full and punctual payment when due, whether at stated maturity or otherwise, of all our obligations under the indenture (including obligations to the trustee) and the notes, whether for payment of principal of or interest on or any additional amounts in respect of the notes, expenses, indemnification or otherwise. ExpressJet Airlines, Inc. agreed to pay, in addition to the amount stated above, any and all costs and expense incurred by the trustee or the holders in enforcing their rights under the note guarantee. The note guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by ExpressJet Airlines, Inc. without rendering the note guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Conversion Rights

Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below under "—Events Permitting Conversion" is satisfied. In addition, a holder may convert a note until the close of business on the business day immediately preceding the redemption date if we call a note for redemption. A note for which a holder has delivered a repurchase notice or a notice requiring us to repurchase such note upon a Designated Event (as defined below) may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

The initial conversion rate is 54.9451 shares of common stock per $1,000 principal amount of each note, subject to adjustment upon the occurrence of the events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our common stock on the trading day immediately preceding the conversion date. Upon a surrender of notes for conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the final maturity date.

To exercise its conversion right, a holder must:

- complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

- surrender the note to the conversion agent;

- if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

- if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive, except as described below, any cash payment of accrued interest. Delivery to the holder of the full number of shares of common stock (or, at our option, cash in lieu thereof) into which $1,000 principal amount of the note is convertible, together with any cash payment of such holder's fractional shares, will be deemed to satisfy:

- our obligation to pay the principal amount of the note; and

- except as described below, our obligation to pay accrued but unpaid interest attributable to the period from the most recent interest payment date through the conversion date.

As a result, accrued interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as described below. Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such record date. Notes surrendered for conversion by a holder during the period from the close of business on any record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the principal amount of notes so converted.

In lieu of delivery of shares of our common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per $1,000 principal amount per note equal to the average sale price of our common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under "— Redemption of Notes at Our Option." If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an Event of Default, as described under "— Events of Default" below (other than a Default (as defined below) in a cash payment upon conversion of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

For a discussion of the tax treatment of a holder receiving shares of our common stock or cash upon surrendering notes for conversion, see "Certain United States Federal Income Tax Considerations —Exchange of Notes into Common Stock, Cash or a Combination Thereof."

We will adjust the initial conversion rate for certain events, including:

(1) the payment of dividends or distributions payable in our common stock on our common stock;

(2) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock; provided, however, that if the rights or warrants are exercisable only upon the occurrence of a triggering event, then the conversion price will not be adjusted until such triggering event occurs;

(3) subdivisions and combinations of our common stock;

(4) the payment of dividends or distributions to all holders of our common stock consisting of our indebtedness, securities or capital stock (including dividends or other distributions of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of ExpressJet Holdings, Inc.), cash or assets, excluding any rights, warrants, dividends or distributions referred to in paragraphs (1) and (2) above;

- If we distribute capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the principal national or regional exchange or market on which the securities are then listed and quoted.

- If we distribute cash, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the amount of the distribution. "Current market price" means the average daily closing sale prices per share of our common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex date" with respect to the distribution requiring such computation. For the purposes of this paragraph, the term "ex date," when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of the common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

The conversion rate will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the conversion rate will not be adjusted upon the issuance of shares of our common stock:

- under any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

- in connection with the investment of additional optional amounts in shares of our common stock under any plan described in the preceding bullet point;

- under any present or future employee benefit plan or program of ours; or

- pursuant to any option, warrant or right or exercisable, exchangeable or convertible security outstanding as of the date the notes are first issued.

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

We will not make an adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (2) or clause (4) of the fifth preceding paragraph, which has a per share value equal to more than 5% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend upon:

- a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

- an increase in the conversion rate at our discretion; or

- failure to adjust the conversion rate in some instances.

If the conversion rate is increased to compensate holders of the notes for the payment of cash dividends to holders of our common stock, then holders of notes will be deemed for U.S. federal income tax purposes to have received a distribution from us in the amount of the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our earnings and profits. In addition, there are other cases in which an adjustment to the conversion rate (or failure to adjust the conversion rate) could potentially give rise to deemed dividend treatment. Any deemed dividend would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation. See "Certain United States Federal Income Tax Considerations — Constructive Dividend."

If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of ExpressJet Holdings, Inc. or those of another person which the holder would have received if the holder had converted the notes immediately prior to the transaction. However, if such transaction constitutes a Designated Event as defined below, the notes will cease to be convertible after the fifteenth day following the actual effective date of the transaction giving rise to such Designated Event.

The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

A "trading day" is any day on which the New York Stock Exchange is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

Events Permitting Conversion

Conversion Based on Common Stock Price. Holders may surrender notes for conversion at any time during or after any fiscal quarter commencing after September 30, 2003 if the sale price of our common stock (as defined below) for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price (as defined below) per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time thereafter at the option of the holder, through maturity. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

The conversion price per share as of any day will equal $1,000, divided by the conversion rate on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq National Market or otherwise as provided in the indenture.

Conversion Based on Trading Price of Notes. Subject to the exception in the paragraph below, holders may also surrender notes for conversion prior to maturity during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of notes (the "trading price condition"). Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

Notwithstanding the foregoing paragraph, if on the date of any conversion pursuant to the trading price condition the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date ("Principal Value Conversion"). We will notify holders that surrender their notes for conversion, if it is a Principal Value Conversion, by the second trading day following the date of conversion, whether we will pay them all or a portion of the principal amount plus accrued and unpaid interest in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price as of the conversion date. We will pay such holders any portion of the principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock no later than the third business day following the determination of the applicable stock price.

The "applicable stock price" means, in respect of a date of determination, the average of the closing sales price per share of common stock over the five-trading day period starting the third trading day following such date of determination.

The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the "closing sale price" of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a repurchase notice or a notice requiring us to redeem such note upon a Designated Event may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other property, reclassified or changed, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above. At the effective date of any such transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other of our assets or another person which the holder would have received if the holder had converted the holder's notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a Designated Event, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "— Repurchase at Option of the Holder Upon a Designated Event."

Conversion Upon Occurrence of Specified Distributions. The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion rate as described above.

Redemption of Notes at Our Option

No sinking fund is provided for the notes. Prior to August 4, 2008, we cannot redeem the notes at our option. Beginning on August 4, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of notes.

If redeemed at our option, the notes will be redeemed at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 principal amount. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Repurchase at Option of the Holder on Specified Dates

Holders have the right to require us to repurchase the notes on August 1, 2008, August 1, 2013 and August 1, 2018. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such notes to, but excluding, the repurchase date. We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of cash and common stock. For a discussion of the tax treatment of holders receiving cash, shares of our common stock or both, see "Certain United States Federal Income Tax Considerations — Exchange of Notes into Common Stock, Cash or a Combination Thereof."

If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by 97.5% of the average closing sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock). We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

Because the market price of our common stock will be determined prior to the applicable repurchase date, holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date.

The paying agent initially will be the trustee.

The repurchase notice must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if a holder's notes are not certificated, such holder's repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

- the principal amount of the withdrawn notes;

- if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder's notes are not certificated, such holder's withdrawal notice must comply with appropriate DTC procedures); and

- the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

- whether we will pay the repurchase price of the notes in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

- if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate market price of the common stock; and

- the procedures that holders must follow to require us to repurchase their notes.

Our right to repurchase notes, in whole or in part, with shares of our common stock is subject to various conditions, including:

- registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

- qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

- listing of our common stock on a United States national securities exchange or quoted on an inter-dealer quotation system of any registered United States national securities association.

If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the notes to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

- the note will cease to be outstanding;

- interest will cease to accrue; and

- all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See "Risk Factors — We may not have the financial resources to repurchase the notes upon the occurrence of a Designated Event or at the option of a holder."

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

If a Designated Event (as defined below) occurs, each holder of notes will have the right, at the holder's option, to require us to repurchase all of the holder's notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof. This option may be exercised 45 days after the date on which we notify the holders of any Designated Event. The repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, together with any interest accrued but unpaid to, but excluding, the repurchase date.

Within 30 days after the occurrence of a Designated Event, we are obligated to give to all holders of the notes notice, as provided in the indenture, of the occurrence of a Designated Event and of the repurchase right arising there from. This company notice will be sufficiently given to holders of notes if in writing and mailed, first class postage prepaid, to each holder of a note affected by the event, at the address of such holder. We must also deliver a copy of the company notice to the trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of the company notice, written notice to the trustee of the holder's exercise of such right, together with the notes with respect to which the right is being exercised.

A "Designated Event" will be deemed to have occurred upon a "Fundamental Change," a "Termination of Trading" or the occurrence of a "Change of Control" under the Capacity Purchase Agreement with Continental Airlines.

A "Fundamental Change" is deemed to have occurred upon the occurrence of any of the following:

- the adoption of a plan relating to our liquidation or dissolution; or

- the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries' assets, taken as a whole, to any "person" or "group" (as such terms are used in Section 13(d) or the Exchange Act); or

- the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of our outstanding voting stock; or

- the first day on which more than a majority of the members of our board of directors are not Continuing Directors.

A "Continuing Director" means any member of our board of directors who was a member of our board of directors on the date of the original issuance of the notes, or was nominated for election to our board of directors with the approval of, or whose election to our board of directors was ratified by, at least a majority of the Continuing Directors who were members of our board at the time of such nomination.

A "Termination of Trading" will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

Our failure to repurchase the notes when required would result in an Event of Default with respect to the notes. See "— Events of Default."

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

Our obligation to make an offer to repurchase the notes as a result of a Designated Event may be waived or modified at any time prior to the occurrence of such Designated Event with the written consent of the holders of a majority in aggregate principal amount of the outstanding notes.

The foregoing provisions would not be triggered in many transactions constituting a corporate change in control or necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

Merger and Sales of Assets by the Company

The indenture provides that we will not consolidate with or merge into any other entity or sell, convey, transfer, lease or otherwise dispose of all or substantially all our properties and assets unless:

- the entity formed by such consolidation or into which we are merged or the entity which acquires or which leases our property and assets substantially or as an entirety is a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, and expressly assumes by supplemental indenture, all our obligations under the notes, and our obligations under the indenture;

- immediately after giving effect to such transactions, no Event of Default (as defined below) or Default (as defined below) shall have occurred and be continuing; and

- certain other conditions are met.

If a successor corporation assumes our obligations, the successor will succeed to and be substituted for us under the indenture and the notes. Consequently, all of our obligations will terminate. If any such permitted consolidation, merger, sale, conveyance, disposition or other change of control transaction occurs, the holders of the notes will not have the right to require redemption of their securities or similar rights.

Events of Default

An "Event of Default" occurs with respect to the notes if any of the following occurs:

- we fail to pay interest on the notes or any other amount applicable to the notes within 30 days of the due date;

- we fail to pay principal on any notes on its due date;

- we default for 60 days after notice to us by the trustee, or by the holders of 25% in aggregate principal amount of the notes then outstanding, in the performance of any other agreement applicable to the notes;

- any of our indebtedness or any indebtedness of any of our subsidiaries, in either case having an aggregate principal amount of $20 million or more, shall have been declared due and payable prior to its original stated maturity; or

- the notes guarantee ceases to be in full force and effect or is declared null and void or ExpressJet Airlines, Inc. denies that it has any further liability under the notes guarantee, or gives notice to such effect (other than by reason of the termination of the indenture or the release of the notes guarantee in accordance with the applicable supplemental indenture), and such condition shall have continued for a period of 30 days after written notice of such failure requiring the guarantor or us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of 25% in aggregate original principal amount of the notes outstanding; or

- certain events of bankruptcy, insolvency or reorganization occur.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may, by written notice to us (and to the trustee, if notice is given by the holders of the notes), declare the principal amount of the notes accrued through the date of such declaration, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

The indenture provides that the trustee will give to the holders of the notes notice of all uncured Defaults (as defined below) within 90 days after the occurrence of Default. However, notice will not be given until 60 days after the occurrence of a Default with respect to the notes involving a failure to perform a covenant other than the obligation pay principal and interest. Further, in the case of default in payment on the notes, the trustee may withhold the notice if and so long as a committee comprised of certain officers of the trustee determines in good faith that withholding such notice is in the interest of the holders of the notes. "Default" means any event which is, or after the passage of time or both, would be, and Event of Default.

Under the indenture, the trustee is under no obligation to exercise any of its rights or powers at the request of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to provisions for indemnification, the indenture provides that the holders of not less than a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the notes, or exercising any trust or power conferred on the trustee. We are required to file annually with the trustee a certificate as to our compliance with all conditions and covenants under the indenture, except an Event of Default based on the payment of the principal or interest on the notes and certain other defaults.

By notice to the trustee, the holders of not less than the majority in total principal amount of the notes may waive any past Default or Event of Default with respect to that series and its consequences. Further, a majority of the holders may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except an acceleration based on an Event of Default in the payment of the principal of, or interest, if any, on the notes (and any resulting acceleration) and certain other defaults.

Modification of Indenture

Without Holder Consent. Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

- to evidence the succession of another entity to our company and the assumption of our covenants by a successor; or

- to add one or more covenants or other provisions for the benefit of the holders of the notes, or

- to surrender any right or power conferred upon us; or

- to add any additional Events of Default for the notes; or

- to add or change any provisions to such extent as necessary to permit or facilitate the issuance of the notes in bearer or in global form; or

- to provide security for the notes; or

- to establish the form or terms of the notes in global form; or

- to provide for the issuance of bearer securities; or

- to evidence and provide for the acceptance of appointment of a separate or successor trustee; or

- under certain circumstances to add to, change or eliminate any provision affecting notes not yet issued; or

- to cure any ambiguity, defect, correct or inconsistency or to make any other changes that do not adversely affect the interests of the holders of notes issued under the indenture in any material respect.

If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to effect or evidence such amendment.

With Holder Consent. Except as provided above, the consent of the holders of at least a majority in aggregate principal amount of the notes is generally required for the purpose of adding to, or changing or eliminating any of the provisions of, the notes pursuant to a supplemental indenture. However, no amendment or modification may, without the consent of the holder of each outstanding notes directly affected thereby,

- change the stated maturity of the principal or interest on the notes (other than pursuant to the terms thereof); or

- reduce the principal amount, interest or premium payable or change the currency in the notes are payable; or

- impair the right to bring suit to enforce any payment; or

- reduce the percentages of holders whose consent is required to modify or amend the indenture of compliance with certain provisions of the indentures or for waiver of certain Defaults; or

- change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

- release ExpressJet Airlines, Inc. from any of its obligations under the note guarantee other than in accordance with the terms of the indenture; or

- modify any of the foregoing provisions.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or a Designated Event purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

Bank One, N.A., as calculation agent, will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. The calculation agent will make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on holders of notes. The calculation agent will provide us with a schedule of its calculations, and the calculation agent is entitled to rely upon the accuracy of its calculations without independent verification.

Limitations of Claims in Bankruptcy

If a bankruptcy proceeding is commenced in respect of ExpressJet, Holdings Inc. or ExpressJet Airlines, Inc., the claim of a holder of a note is, under Title 11 of the United States Code, limited to the principal amount, together with any accrued and unpaid interest, on such note as of the date of the commencement of the proceeding.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

Bank One, N.A. is the trustee, registrar, paying agent and conversion agent and responsible for making all calculations under the indenture for the notes.

Registration Rights

We and ExpressJet Airlines, Inc. entered into a registration rights agreement dated August 5, 2003. Pursuant to the registration rights agreement, we and ExpressJet Airlines, Inc. have agreed, at our expense, for the benefit of the holders, to file with the SEC a shelf registration statement (of which this prospectus forms a part), covering resale of the notes and the shares of common stock issuable upon conversion of the notes within 90 days after August 5, 2003. We and ExpressJet Airlines, Inc. have agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days of such date, and to keep a shelf registration statement effective until the earlier of:

- the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the securities registered thereunder; and

- the expiration of the holding period applicable to such securities held by persons that are not affiliates of ExpressJet Holdings, Inc. or Express Jet Airlines, Inc. under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions.

We and ExpressJet Airlines, Inc. are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We and ExpressJet Airlines, Inc. have agreed to pay predetermined additional amounts as described herein ("additional amounts") to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such additional amounts will accrue until such failure to file or become effective or unavailability is cured:

- in respect of any notes, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the principal amount thereof; and

- in respect of any shares of common stock issued upon conversion of notes, at a rate per year equal to 0.25% for the first 90 day period and 0.5% thereafter of the then applicable conversion price (as defined below).

So long as the failure to file or become effective or unavailability continues, we will pay additional amounts in cash on February 1 and August 1 of each year to the holders of record of the notes or shares of common stock on the immediately preceding January 15 and July 15. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder as of the date of such cure.

A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We and ExpressJet Airlines, Inc. will pay all expenses of the shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

The term "applicable conversion price" means, as of any date of determination, $1,000 principal amount of notes divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

**Book-Entry System**

The notes have been issued in the form of a global security held in book-entry form. The Depository Trust Company, or DTC, or its nominee is currently the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global security hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global security or the indenture. We and the trustee, and any of our or their respective agents, may treat DTC as the sole holder and registered owner of the global security.

Exchange of Global Security

Notes represented by the global security will be exchangeable for certificated securities with the same terms only if:

- DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

- we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


Description of Capital Stock


The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as by the provisions of Delaware law.

General

We are authorized by our restated Certificate of Incorporation to issue 200 million shares of common stock, $0.01 par value per share, and ten million shares of preferred stock, $0.01 par value per share. As of September 4, 2003, there were 54,164,875 shares of our common stock issued and outstanding. As of September 4, 2003, there were approximately 1,313,500 shares of our common stock reserved for issuance upon exercise of outstanding options. As of the date of this prospectus, there is one share of our special voting preferred stock issued and outstanding (held by Continental Airlines) and there are no other issued and outstanding shares of our preferred stock.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share, but, except as otherwise required by law, are not entitled to vote on any amendment to our restated certificate of incorporation that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of the affected shares are entitled to vote on the amendment. Voting rights of non-U.S. citizens are limited as described below under "— Limitation on Voting by Foreign Owners."

Rights to Dividends and on Liquidation, Dissolution or Winding Up

Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

Preemptive and Other Subscription Rights

Common stockholders do not have preemptive, subscription, or redemption rights, and are not subject to further calls or assessments.

No Cumulative Voting Rights

Common stockholders do not have the right to cumulate their votes in the election of directors.

Limitation on Voting by Foreign Owners

Our restated certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States unless the shares are registered on a separate stock record. Under federal law, no more than 25% of the voting stock of a United States airline such as our company may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and the airline itself, as well as its president and at least two-thirds of its directors or other managing officers, must be U.S. citizens. For these purposes, "U.S. citizen" means:

- an individual who is a citizen of the United States;

- a partnership each of whose partners is an individual who is a citizen of the United States; or

- a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

In order to comply with these rules, our restated bylaws provide that no shares will be registered on the foreign stock record described above if the amount so registered would exceed the restrictions described above or adversely affect our operating certificates or authorities. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC, and its telephone number is (800) 852-0370.

Listing

Shares of our outstanding common stock are listed on The New York Stock Exchange.

Subject to the provisions of our restated certificate of incorporation and legal limitations, our board of directors has the authority, without further vote or action by the stockholders:

- to provide for the issuance of shares of preferred stock in series;

- to establish from time to time the number of shares to be included in each such series; and

- to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions of each such series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of the common stock.

The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of our common stock, without a vote of the holders of preferred stock unless required by the terms of any series of preferred stock.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of the common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

Special Voting Preferred Stock

Our restated certificate of incorporation authorizes one share of a series of preferred stock called special voting preferred stock. The special voting preferred stock can be owned only by Continental Airlines (or its successor) and its controlled affiliates. So long as the special voting preferred stock is beneficially owned by Continental Airlines (or its successor) and its controlled affiliates, the holder of the special voting preferred stock will be entitled to elect to our board of directors:

- five directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 50% or more of our outstanding shares of common stock;

- four directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 40% or more (but less than 50%) of our outstanding shares of common stock;

- three directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 30% or more (but less than 40%) of our outstanding shares of common stock;

- two directors, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 20% or more (but less than 30%) of our outstanding shares of common stock; and

- one director, for so long as Continental Airlines (or its successor) and its controlled affiliates own shares representing 10% or more (but less than 20%) of our outstanding shares of common stock.

The number of directors that the holder of the special voting preferred stock is entitled to elect may not be increased once it has been reduced. Each director elected by the holder of the special voting preferred stock will serve until the earlier of his or her death, resignation, removal or the termination of his or her term of office. Vacancies among the directors elected by the holder of the special voting preferred stock may be filled only by the vote of a majority of the special voting preferred stock directors remaining in office or, if there are none, by the holder of the special voting preferred stock. Directors elected by the holder of the special voting preferred stock may be removed without cause only by the holder of the special voting preferred stock and for cause only upon the vote of the holders of 80% of the outstanding shares of our common stock. The holder of the special voting preferred stock shall have the right to have some directors elected by it on some of our board committees.

The following actions may not be taken without the approval of the holder of the special voting preferred share, voting as a separate class:

- the reclassification, change, conversion, alteration or amendment (other than through a stock split, stock dividend, subdivision or combination of shares) of our common stock;

- any amendment, alteration or repeal (whether by merger, consolidation or otherwise) of any provisions of our restated certificate of incorporation which adversely affects the holder of the special voting preferred stock;

- the amendment, alteration or repeal (whether by merger, consolidation or otherwise) of the provisions of our restated certificate of incorporation relating to the voting rights of our common stock and the size of our board of directors; and

- any amendment, alteration or repeal of the rights, preferences and powers of the special voting preferred stock.

We have the right to redeem the special voting preferred stock for a redemption price of $1.00 from and after the time at which the holder of the special voting preferred stock no longer has the right to elect directors to our board of directors. The holder of the special voting preferred stock will be entitled to receive $.01 upon our liquidation, dissolution or winding up before the payment of any amounts to the holders of our common stock.

Preferred Stock Purchase Rights

General

Under our rights agreement, one preferred stock purchase right is attached to each outstanding share of our common stock. Each of these preferred stock purchase rights entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior participating preferred stock, par value $.01 per share, at a purchase price of $80.00 per one one-thousandth of a share, subject to adjustment.

The preferred stock purchase rights will have anti-takeover effects. The preferred stock purchase rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by our board of directors, including by means of a tender offer at a premium to the market price. The preferred stock purchase rights should not interfere with any merger or business combination approved by our board of directors because we may redeem the preferred stock purchase rights at the redemption price prior to the time that a person has become an acquiring person or amend the preferred stock purchase rights to make them inapplicable to the approved transaction.

Evidence and Transferability of Preferred Stock Purchase Rights

The preferred stock purchase rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

- ten days following the earlier of the date of a public announcement made by us or an acquiring person or the public disclosure of facts by us or an acquiring person indicating that a person or group of affiliated or associated persons has become an acquiring person, which occurs when that person or group has acquired beneficial ownership of shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of the total voting power of the common stock then outstanding; and

- ten business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, could result in the beneficial ownership by a person or group of shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of such number of votes.

The preferred stock purchase rights will be distributed on the date upon which one of the events described above occurs. Until the rights distribution date or the earlier redemption or expiration of the preferred stock purchase rights:

- the preferred stock purchase rights can be transferred only with the transfer of shares of common stock;

- certificates representing shares of common stock that become outstanding after the record date for the initial distribution of the rights will contain a notation incorporating the terms of the preferred stock purchase rights by reference; and

- the surrender for transfer of any certificate representing shares of common stock will also constitute the transfer of the preferred stock purchase rights associated with the shares of common stock represented by that certificate.

As soon as practicable following the rights distribution date, separate certificates evidencing the preferred stock purchase rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date, and thereafter those separate preferred stock purchase rights certificates alone will evidence the rights.

Exempt Persons

The rights agreement provides that some persons are exempt from the definition of acquiring person, including:

- our company and certain persons affiliated with us;

- Continental Airlines and certain persons affiliated with Continental Airlines for the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting power of the common stock then outstanding;

- any person, hereinafter referred to as an exempt recipient, who becomes the beneficial owner of shares of common stock representing 15% or more of the voting power of the common stock then outstanding as a result of any transaction with Continental Airlines or certain persons affiliated with Continental Airlines with respect to common stock of which Continental Airlines or certain persons affiliated with Continental Airlines are the beneficial owner, hereinafter referred to as an exempt transaction; and

- other specified persons.

An exempt recipient is permitted to own up to the highest percentage of the voting power of the common stock beneficially owned by such exempt recipient immediately following any exempt transaction. Notwithstanding the foregoing sentence, the permitted percentage of the voting power of the common stock beneficially owned by an exempt recipient will automatically be decreased, but not below 14%, or 19% if such exempt recipient is a passive institutional investor, of the voting power of the common stock then outstanding, if such exempt recipient ceases to beneficially own any of such shares of common stock or if the voting power of the common stock beneficially owned by such exempt recipient otherwise decreases. Similarly, the permitted percentage of the voting power of the common stock beneficially owned by an exempt recipient will automatically be increased upon the acquisition by us of common stock or an adjustment to the voting power of the common stock beneficially owned by such exempt recipient due to the application of the limitation on voting by foreign owners. An exempt recipient will cease to be an exempt recipient at any time that exempt recipient becomes the beneficial owner of common stock representing an additional 1% of the voting power of the common stock above the permitted percentage applicable to that exempt recipient.

In addition, the rights agreement provides for an exception to the definition of acquiring person that permits a person to beneficially own shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of the total voting power of the common stock then outstanding if such ownership has resulted from an acquisition by us of shares of our common stock. Likewise, if a person becomes the beneficial owner of shares of common stock representing 15% or more, or if such person is a passive institutional investor, 20% or more, of the total voting power of the common stock then outstanding solely as the result of an adjustment to the voting power of the shares of common stock beneficially owned by that person due to the application of the limitation on voting by foreign owners, that person will be excluded from the definition of an acquiring person. However, if, after crossing that threshold, these persons purchase or otherwise take action to cause them to be the beneficial owner of shares of common stock representing an additional 1% of the total voting power of the common stock then outstanding, they will be considered acquiring persons.

If our board of directors determines that a person who would otherwise be an acquiring person has become so inadvertently and that person as promptly as practicable divests itself of a sufficient number of shares of common stock so that it beneficially owns less than 15%, or if such person is a passive institutional investor, 20%, of the total voting power of the common stock then outstanding, that person will not be considered an acquiring person.

Exercisability of Rights

The preferred stock purchase rights are not exercisable until the rights distribution date. The preferred stock purchase rights will expire on the close of business on September 12, 2011, unless the expiration date is extended or unless the preferred stock purchase rights are earlier redeemed or exchanged by us, in each case, as described below.

Each holder of a preferred stock purchase right (other than preferred stock purchase rights beneficially owned by an acquiring person, which will be void as described below) will after the date that any person became an acquiring person have the right to receive upon exercise of such preferred stock purchase right at the then-current exercise price multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which a right is then exercisable that number of shares of our common stock or cash or other securities or assets in some circumstances equal to:

- the then-current exercise price multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which the right was or would have been exercisable immediately prior to the person becoming an acquiring person, divided by

- 50% of the current per share market price of our common stock on the date the person became an acquiring person.

If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold, each holder of a preferred stock purchase right will after the date of that transaction have the right to receive, upon the exercise of those preferred stock purchase rights at the then-current exercise price of the preferred stock purchase right multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which a right is then exercisable, that number of shares of common stock of the acquiring company equal to:

- the then-current exercise price multiplied by the number of one one-thousandths of a share of junior participating preferred stock for which the right is exercisable, divided by

- 50% of the current per share market price of the common stock of the acquiring company on the date of the merger, other business combination or sale of 50% or more of our assets or earning power.

The purchase price payable, and the number of shares of junior participating preferred stock or other securities or property issuable, upon exercise of the preferred stock purchase rights are subject to adjustment from time to time to prevent dilution in some circumstances.

No rights as a stockholder of our company, including the right to vote or to receive dividends, are associated with the preferred stock purchase rights themselves.

From and after the time that any person becomes an acquiring person under the rights agreement, if rights are or were at any time on or after the earlier of (1) the date of such event and (2) the distribution date, acquired or beneficially owned by an acquiring person or an associate or affiliate of an acquiring person, these rights will become void, and any holder of these rights will thereafter have no right to exercise these rights.

Terms of Junior Participating Preferred Stock

Shares of junior participating preferred stock, which may be purchased upon exercise of the preferred stock purchase rights, will not be redeemable. Each share of junior participating preferred stock will be entitled to receive, when, as and if declared by the board of directors out of funds legally available for the purpose, an amount per share equal to 1,000 times the cash or non-cash dividend declared per share of common stock. In the event of liquidation, the holders of the junior participating preferred stock will be entitled to receive an aggregate payment equal to 1,000 times the payment made per share of common stock plus any accrued and unpaid dividends. Each share of junior participating preferred stock will have 1,000 votes on all matters submitted to a vote of the stockholders of our company. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior participating preferred stock will be entitled to receive an amount equal to 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Exchange or Redemption

At any time after any person becomes an acquiring person, and prior to the acquisition by any person or group of shares of common stock representing a majority of the voting power then outstanding, our board of directors may exchange the rights (other than rights owned by such acquiring person which have become void), in whole or in part, at an exchange ratio of one share of our common stock per right (subject to adjustment). We may, at our option, substitute junior participating preferred shares or common stock equivalents for our common stock, at the rate of one one-thousandth of a junior participating preferred share for each share of our common stock (subject to adjustment). No fractional share of our common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the share of our common stock on the last trading day prior to the date of exchange.

At any time prior to any person becoming an acquiring person, our board of directors, by the required board vote as described below, may redeem the rights in whole, but not in part, at a redemption price of $.001 per right. We may pay the redemption price in cash, shares of our common stock or other form of consideration deemed appropriate by our board of directors. The redemption of the rights may be made effective at the time, on any basis and subject to the conditions which our board of directors may establish. Immediately upon the effectiveness of any redemption of the rights (or upon an earlier time specified by our board of directors by the required board vote in the resolution approving a redemption), the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The required board vote is the affirmative vote of two-thirds of the number of authorized directors of our board (regardless of whether there are vacancies in any such positions), including two-thirds of our continuing directors, who are our current directors and individuals who subsequently become directors after being nominated by a majority of our continuing directors.

The terms of the rights may be amended by our board of directors, by the required board vote, without the consent of the holders of the rights, except that from the time any person becomes an acquiring person no amendment may adversely affect the interests of the holders of the rights (other than the interests of the acquiring person and its affiliates and associates). For the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting stock of our company, no supplement or amendment to the rights agreement can be made that deletes, amends, eliminates or otherwise changes, or otherwise has the effect of amending, eliminating or otherwise changing, the provision of the rights agreement that exempts Continental Airlines and certain persons affiliated with Continental Airlines and exempt recipients from the definition of acquiring person and certain other provisions of the rights agreement without the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, and, with respect to the provisions of the rights agreement that exempt Continental Airlines and certain persons affiliated with Continental Airlines and exempt recipients from the definition of acquiring person, the unanimous affirmative vote of the authorized number of directors of our board (regardless of whether there are any vacancies in any such positions) is required. For the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting stock of our Company, the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, is also required for any supplement or amendment to the rights agreement that deletes, amends, eliminates or otherwise changes, or otherwise has the effect of amending, eliminating or otherwise changing, the provision of the rights agreement that requires the prior written consent of Continental Airlines for any such amendment or supplement to the provision of the rights agreement that exempts Continental Airlines and certain persons affiliated with Continental Airlines and exempt recipients from the definition of acquiring person and certain other provisions of the rights agreement.

The rights agreement also provides that we will not, for the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines and certain persons affiliated with Continental Airlines own 5% or more of the voting stock of our company, without the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, take any action to approve, adopt or implement a rights agreement or any other agreement having a similar effect, whether upon the expiration or termination of the rights agreement or otherwise, unless such rights agreement or other agreement contains a provision that

(i) exempts Continental Airlines and certain persons affiliated with Continental Airlines and any exempt recipient from the definition of acquiring person (or any term with a definition under such agreement similar thereto), (ii) otherwise exempts Continental Airlines and certain persons affiliated with Continental Airlines and any exempt recipient from the restrictions thereof and (iii) provides that no supplement, amendment, change or alteration to such rights agreement or other agreement will be made that deletes, amends, eliminates or otherwise changes the provisions thereof that implement clauses (i) and (ii) above and this clause (iii). For the duration of our capacity purchase agreement and thereafter for so long as Continental Airlines owns 5% or more of the voting stock of our company, the prior written consent of Continental Airlines, which may be withheld in the sole discretion of Continental Airlines, is required for any amendment to the provision so limiting our ability to approve, adopt or implement a rights agreement. Continental Airlines is a party to the rights agreement with respect to the provisions of the rights agreement regarding amendments to the rights agreement and limiting our ability to approve, adopt or implement another rights agreement or any other agreement having a similar effect (which provision survives the exercise, exchange, redemption or expiration of the rights and the termination or expiration of the rights agreement).

Election and Removal of Directors

Our restated certificate of incorporation provides that the board of directors be divided into three classes of directors (other than those elected by the holder of the special voting preferred stock). One class has been created for a term expiring at the annual meeting of stockholders to be held in 2003. The second class has been created for a term expiring at the annual meeting of stockholders to be held in 2004. The third class has been created for a term expiring at the annual meeting of stockholders to be held in 2005. Each director is to hold office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term that will expire at the third succeeding annual meeting of stockholders after their election.

Subject to the rights of the holders of any series of preferred stock, our restated certificate of incorporation provides that for so long as Continental Airlines (or its successor) and its controlled affiliates have rights to designate directors to our board of directors under the terms of the special voting preferred stock, the number of directors will be fixed at nine, and thereafter the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of our whole board of directors. In addition, subject to the rights of the holders of any series of preferred stock including our special voting preferred stock, our restated certificate of incorporation provides that any vacancies will be filled by the vote of a majority of the remaining directors, even if less than a quorum (and not by stockholders). However, if authorized by a resolution of the board of directors, directors may be elected in any manner, including at an annual meeting of stockholders, to fill any vacancy, regardless of how the vacancy was created.

Our restated certificate of incorporation provides that except as provided below, directors (other than those elected by the holder of the special voting preferred stock) may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class. However, from and after the date when Continental Airlines (or its successor) and its controlled affiliates cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock, directors (other than those elected by the holder of the special voting preferred stock) may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws

Our board of directors may amend or repeal our restated bylaws and adopt new bylaws. Our stockholders may also amend or repeal our restated bylaws and adopt new bylaws by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class. However, from and after the date when Continental Airlines (or its successor) and its controlled affiliates cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock, the affirmative vote of the holders of at least 80% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class shall be required to adopt, amend or repeal any provision of our restated bylaws.

Other Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our restated certificate of incorporation and restated bylaws contain several provisions in addition to those pertaining to the preferred stock purchase rights, classification of the board, election and removal of directors, and amendment of the bylaws that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Written Consent of Stockholders

Any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action. Notwithstanding the foregoing, our restated certificate of incorporation provides that, on and after the date when Continental Airlines (or its successor) and its controlled affiliates, cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, stockholders cannot act by written consent and any action required or permitted to be taken by our stockholders must be taken at an annual or special meeting, provided, however, that during such time as the holder of the special voting preferred stock is entitled to elect directors to our board of directors, the holder of the special voting preferred stock will be entitled to act by written consent in all matters relating to the election of the special voting preferred stock directors and all other matters with respect to which such holder is entitled to vote.

Special Meetings of Stockholders

Our restated certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of our board of directors, our president or a majority of our whole board of directors and may not be called by the holders of common stock.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our restated bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder's intent to nominate a director or propose business to be considered by the stockholders must be delivered to our principal executive offices as follows:

- nominations or other business to be brought before an annual meeting of stockholders, not less than 45 days nor more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders; and

- nominations to be brought before a special meeting of stockholders, not earlier than 90 days prior to the special meeting and not later than the later of (1) 70 days prior to the special meeting or (2) 10 days following the public announcement of the special meeting.

Limitation of Director Liability and Indemnification

Our restated certificate of incorporation provides, to the full extent permitted by Delaware law, that directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. As required under current Delaware law, our restated certificate of incorporation currently provides that this waiver may not apply to liability:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders); or

- for any transaction from which the director derived any improper personal benefit.

However, in the event the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Our restated certificate of incorporation and restated bylaws further provide that we will indemnify each of our directors and officers to the full extent permitted by Delaware law and may indemnify other persons as authorized by the Delaware General Corporation Law. These provisions do not eliminate any monetary liability of directors under the federal securities laws.

Delaware Takeover Statute

Under the terms of our restated certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware's anti-takeover law. This law provides that an "interested stockholder," defined as a person who owns 15% or more of the outstanding voting stock of a corporation or a person who is an associate or affiliate of the corporation and, within the preceding three-year period, owned 15% or more of the outstanding voting stock, may not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, or, on and after the date when Continental Airlines (or its successor) and its controlled affiliates cease to own more than 50% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, 80% of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class, we may amend our restated certificate of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. Because we have opted out of the Delaware anti-takeover law, a transferee of Continental Airlines could pursue a takeover transaction that was not approved by our board of directors.

Corporate Opportunities

Under our restated certificate of incorporation, we have renounced any interest or expectancy in being offered any business opportunities presented to Continental Airlines or any of its affiliates from whatever source. Therefore, if Continental Airlines becomes aware of a potential transaction that may be a corporate opportunity for us, Continental Airlines and its affiliates will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that Continental Airlines or any of its affiliates pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

Similarly, in the event that one of our directors or officers who is also a director, officer or employee of Continental Airlines or any of its affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us, that director or officer will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as one of our directors or officers by reason of the fact that Continental Airlines or any of its affiliates pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans that are not subject to ERISA but which are described in Section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") (such as individual retirement accounts, individual retirement annuities and Keough plans), or plans that are subject to provisions of the Code or ERISA (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

ERISA and/or the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition, holding or disposition of the notes by an ERISA Plan with respect to which Continental Airlines or the initial purchasers are considered a party in interest or a disqualified person, and the conversion of the notes by an ERISA Plan with respect to which the company is considered a party in interest or disqualified person, may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes are acquired, held, disposed of, or converted as applicable, in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition, holding and conversion of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transactions involving the Notes.

Because of the foregoing, the notes should not be purchased, held, disposed of, or converted by any person investing "plan assets" of any Plan, unless such purchase, holding, disposition or conversion will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of the notes or any interest therein, each purchaser and subsequent transferee of the notes will be deemed to have represented and warranted on each day from and including the date of its purchase or acquisition of the notes through and including the date of the conversion or disposition of such notes or any interest therein that either (i) it is not a Plan or an entity whose underlying assets of any such Plan or (ii) the purchase, holding, disposition and conversion of the notes by such purchaser or transferee does not and will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

<h1 style="text-align:center">Material United States Federal Income Tax Considerations</h1>

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. Except where noted, this discussion deals only with notes and shares of common stock held as capital assets.

This discussion applies only to holders of notes or shares of common stock who are U.S. holders. For purposes of this summary, "U.S. holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

- a citizen or resident of the U.S.;

- a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (1) it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

Additionally, this discussion does not deal with special situations. For example, this discussion does not address:

- tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;
- tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;
- tax consequences to U.S. holders of notes or shares of common stock whose "functional currency" is not the U.S. dollar;
- alternative minimum tax consequences, if any; or
- any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of common stock, we encourage you to consult your tax advisor.

If you are considering the purchase of notes, we encourage you to consult your own tax advisors concerning the specific U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Registration of Notes

The registration of the notes will not constitute a taxable event to U.S. holders. Consequently, no gain or loss will be recognized by a holder upon such registration, the holding period of the registered note will include the holding period of the unregistered note and the basis of the registered note will be the same as the basis of the unregistered note immediately before the registration of such note.

Interest on the Notes

Payments of stated interest on the notes will be subject to U.S. federal income taxation as ordinary income at the time such payments accrue or are received, in accordance with your method of accounting for tax purposes. As discussed in this prospectus, we will be required to pay additional amounts in the event of a registration default.

We believe, and the remainder of this discussion assumes, that as of the date the notes were issued the likelihood that such additional amounts becomes due on the notes was remote, and we do not intend to treat the possibility of payment of such additional amounts as affecting the timing or amount of interest on the notes. Special rates governing the treatment of market discount and amortizable premium are discussed below.

Market Discount

If you purchase a note for an amount that is less than its issue price, subject to a de minimis exception, you will be treated as having purchased the note at a "market discount." In that case, you will be required to treat any payment on, or any gain realized on the sale, exchange, or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income. You also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income.

Premium

If you purchase a note for an amount that is greater than the sum of all principal amounts payable on the note after your purchase date, you will be treated as having purchased the note with "amortizable bond premium" equal in amount to that excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect to the note during any taxable year by the amortized amount of such excess for the taxable year.

Constructive Dividend

The conversion ratio of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Internal Revenue Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Internal Revenue Code. In particular, any adjustment in the conversion rate to compensate the holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution of stock to you, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits.   Any deemed dividend would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Except as provided below under "— Exchange of Notes into Common Stock, Cash or a Combination Thereof," you will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other taxable disposition (except to the extent of any accrued but unpaid interest, which is required to be treated as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount paid for the note, increased by the amount of any market discount previously included in your gross income with respect to the note and decreased by any amortized bond premium and any principal payments you receive on the note.

Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss, except to the extent of any accrued market discount on the note not previously included in gross income, to which extent the gain would be treated as ordinary income. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at preferential capital gains rate. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Exchange of Notes into Common Stock, Cash or a Combination Thereof

You will not recognize gain or loss upon the conversion or our repurchase of your notes solely for common stock except to the extent of the fair market value of common stock received with respect to accrued but unpaid interest, which will be treated as interest income. If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the note in a taxable disposition (as described above under "— Sale, Exchange, Redemption or Other Taxable Disposition of Notes"). If a combination of cash and stock is received in exchange for your notes upon conversion or repurchase, the amount of gain realized will be equal to the excess of the fair market value of the common stock and cash received (except to the extent of amounts received with respect to accrued but unpaid interest, which will be treated as interest income) over your adjusted tax basis in the note, but in no event should the amount recognized exceed the amount of cash received. This gain will be subject to the market discount rules discussed above. You may not recognize any loss on the exchange. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion or repurchase, other than any shares of common stock received with respect to accrued but unpaid interest, will equal the adjusted tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for these shares of common stock will include the period during which you held the notes. To the extent the notes tendered in exchange for common stock have accrued market discount, the amount of the unrecognized accrued market discount will carry over to the common stock and will be treated as ordinary income upon disposition of that common stock. The tax basis of any shares of common stock received with respect to accrued but unpaid interest upon conversion or repurchase will equal the then-current fair market value of that common stock. Your holding period for these shares of common stock will commence on the day after conversion or purchase.

We encourage you to contact your tax advisors concerning the ownership of common stock.

Information Reporting and Backup Withholding

Payments of interest on the notes, payments of dividends on the common stock, and the proceeds of the sale or other disposition of the notes or shares of common stock may be subject to information reporting and U.S. federal backup withholding tax if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

The notes, and any shares of our common stock issued upon conversion of the notes, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. The common stock which may be issued directly by us upon conversion of notes which are purchased in a sale contemplated by this prospectus is not being offered by the selling securityholders. Only those shares of common stock issued upon conversion of the notes may be offered by the selling securityholders. We issued and sold the notes in a private placement to the initial purchasers, and the notes were simultaneously sold by the initial purchasers to the selling securityholders in transactions exempt from registration under the Securities Act.

No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. The table set forth below in this prospectus lists all of the selling securityholders who have responded to our solicitation for information for inclusion in this prospectus. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

The selling securityholders may offer and sell, from time to time, any or all of the notes or common stock issued upon conversion of those notes.

The following table sets forth the name, principal amount of notes, and number of shares of common stock beneficially owned by the selling securityholders intending to sell the notes or common stock and the principal amount of notes or shares of common stock to be offered. Unless otherwise indicated in a footnote below, the selling securityholders have informed us that they do not beneficially own any notes or shares of common stock other than those offered hereby, and after completion of this offering they would not own any amount or percentage of either class of securities. Based on information provided to us by the applicable selling securityholder, the table also discloses whether any selling securityholder selling in connection with the prospectus or prospectus supplement has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus or prospectus supplement.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby		Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Sage Capital	$	1,900,000	104,396
Royal Bank of Canada	$	1,000,000	54,945
Clinton Riverside Convertible Portfolio Limited	$	580,000	31,868
Clinton Multistrategy Master Fund, Ltd.	$	420,000	23,077
McMahan Securities Co. L.P.	$	800,000	43,956
AIG DKR SoundShore Oasis Holding Fund Ltd.	$	2,750,000	151,099
TQA Master Fund Ltd.	$	3,000,000	164,835
TQA Master Plus Fund Ltd.	$	3,000,000	164,835
Alpine Associates	$	2,800,000	153,846
Context Convertible Arbitrage Fund, LP	$	300,000	16,484
KD Convertible Arbitrage Fund L.P.	$	2,400,000	131,868
Bancroft Convertible Fund, Inc.	$	250,000	13,736
Ellsworth Convertible Growth and Income Fund, Inc.	$	250,000	13,736
Tribeca Investments, Ltd.	$	1,500,000	82,418
S.A.C. Capital Associates LLC	$	1,000,000	54,945
RBC Alternative Assets L.P.	$	100,000	5,495
SG Cowen Securities Arbitage	$	3,200,000	175,824
Allstate Insurance Company (2)	$	1,250,000	68,681
Grace Convertible Arbitrage Fund, Ltd.	$	2,900,000	159,341
Mellon HBU Master Multistrategy Fund LP	$	280,000	15,385

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Alexandra Global Master Fund Ltd.	$ 2,000,000	109,890

(1) Calculated utilizing the conversion rate of 54.9451 shares of common stock per $1,000 principal amount of each note. The ratio is subject to adjustment as described under "Description of Notes."

(2) The Allstate Corporation, a NYSE listed company, is the parent company of Allstate Insurance Company ("AIC"), an Illinois insurance company. AIC is the parent company of Allstate Life Insurance Company ("ALIC"), an Illinois insurance company. Allstate Investments, LLC, an affiliate of AIC and ALIC, is the investment manager for these entities.

PLAN OF DISTRIBUTION

The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any.

The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the notes or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell notes or our common stock short and deliver notes or our common stock to close out short positions, or loan or pledge notes or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the notes or our common stock issued upon conversion of the notes owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate notes or shares of our common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any notes or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of notes or shares of our common stock issuable upon conversion of the notes is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of notes or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Although the notes are eligible for trading in the PORTAL market and the National Association of Securities Dealer's screen-based automated market for trading of securities eligible for resale under Rule 144A. We do not intend to list the notes on any National Securities Exchange. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors — Risks Relating to the Notes." Our outstanding common stock is listed for trading on the New York Stock Exchange.

The notes were issued and sold on or after August 5, 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchasers and each other selling securityholder against certain liabilities arising under the Securities Act.

Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the notes or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the notes and our common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the notes and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the notes and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the notes and our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and our common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (ii) the expiration of the holding period applicable to such securities held by our non-affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. See "Description of Notes — Registration Rights."

LEGAL MATTERS

The validity of the issuance of the notes and the validity of the issuance of the common stock issuable upon conversion of the notes have been passed upon for us by Andrews & Kurth L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements and schedule of ExpressJet Holdings, Inc. appearing in ExpressJet Holdings Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.